Basis of Presentation
The following Management's Discussion and Analysis ("MD&A") of the financial and operating results of Pembina Pipeline Corporation ("Pembina" or the "Company") is dated November 2, 2023, and is supplementary to, and should be read in conjunction with, Pembina's unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2023 ("Interim Financial Statements") as well as Pembina's audited consolidated annual financial statements ("Consolidated Financial Statements") and MD&A for the year ended December 31, 2022. All financial information provided in this MD&A has been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting and is expressed in Canadian dollars, unless otherwise noted. A description of Pembina's operating segments and additional information about Pembina is filed with Canadian and U.S. securities commissions, including quarterly and annual reports, annual information forms (which are filed with the U.S. Securities and Exchange Commission under Form 40-F) and management information circulars, which can be found online at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com. Information contained in or otherwise accessible through Pembina's website does not form part of this MD&A and is not incorporated into this document by reference.
Abbreviations
For a list of abbreviations that may be used in this MD&A, refer to the "Abbreviations" section of this MD&A.

Non-GAAP Financial Measures
Pembina has disclosed certain financial measures and ratios within this MD&A that management believes provide meaningful information in assessing Pembina's underlying performance, but which are not specified, defined or determined in accordance with Canadian generally accepted accounting principles ("GAAP") and which are not disclosed in Pembina's Interim Financial Statements or Consolidated Financial Statements. Such non-GAAP financial measures and non-GAAP ratios do not have any standardized meaning prescribed by IFRS and may not be comparable to similar financial measures or ratios disclosed by other issuers. Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A for additional information regarding these non-GAAP financial measures and non-GAAP ratios.
Risk Factors and Forward-Looking Information
Management has identified the primary risk factors that could have a material impact on the financial results and operations of Pembina. Such risk factors are presented in the "Risk Factors" sections of Pembina's MD&A and Annual Information Form ("AIF"), each for the year ended December 31, 2022. The Company's financial and operational performance is potentially affected by a number of factors, including, but not limited to, the factors described within the "Forward-Looking Statements & Information" section of this MD&A. This MD&A contains forward-looking statements based on Pembina's current expectations, estimates, projections and assumptions. This information is provided to assist readers in understanding the Company's future plans and expectations and may not be appropriate for other purposes.
Pembina Pipeline Corporation Third Quarter 2023 1

1. ABOUT PEMBINA
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Pembina's Purpose and Strategy
We deliver extraordinary energy solutions so the world can thrive.
Pembina will build on its strengths by continuing to invest in and grow the core businesses that provide critical transportation and midstream services to help ensure reliable and secure energy supply. Pembina will capitalize on exciting opportunities to leverage its assets and expertise into new service offerings that proactively respond to the transition to a lower-carbon economy. In continuing to meet global energy demand and its customers' needs, while ensuring Pembina's long-term success and resilience, the Company has established four strategic priorities:
1.To be resilient, we will sustain, decarbonize, and enhance our businesses. This priority is focused on strengthening and growing our existing franchise and demonstrating environmental leadership.
2.To thrive, we will invest in the energy transition to improve the basins in which we operate. We will expand our portfolio to include new businesses associated with lower-carbon commodities.
3.To meet global demand, we will transform and export our products. We will continue our focus on supporting the transformation of Western Canadian Sedimentary Basin commodities into higher margin products and enabling more coastal egress.
4.To set ourselves apart, we will create a differentiated experience for our stakeholders. We remain committed to delivering excellence for our four key stakeholder groups meaning that:
a.Employees say we are the 'employer of choice' and value our safe, respectful, collaborative, and inclusive work culture.
b.Communities welcome us and recognize the net positive impact of our social and environmental commitment.
c.Customers choose us first for reliable and value-added services.
d.Investors receive sustainable industry-leading total returns.
2 Pembina Pipeline Corporation Third Quarter 2023

2. FINANCIAL & OPERATING OVERVIEW
Consolidated Financial Overview for the Three Months Ended September 30
Results of Operations

($ millions, except where noted)	2023	2022	Change
Revenue	2,292	2,779	(487)
Net revenue(1)	1,073	1,030	43
Gross profit	659	874	(215)
Adjusted EBITDA(1)	1,021	967	54
Earnings	346	1,829	(1,483)
Earnings per common share – basic (dollars)	0.58	3.24	(2.66)
Earnings per common share – diluted (dollars)	0.57	3.23	(2.66)
Cash flow from operating activities	644	723	(79)
Cash flow from operating activities per common share – basic (dollars)	1.17	1.30	(0.13)
Adjusted cash flow from operating activities(1)	659	588	71
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.20	1.07	0.13
Capital expenditures	169	131	38
Total volumes (mboe/d)(2)	3,398	3,424	(26)
Change in Earnings ($ millions)(3)
Results Overview
Earnings in the third quarter of 2023 reflect continued growth in the Pipelines and Facilities Divisions, while the Marketing & New Ventures Division saw higher margins on NGL sales, partially offset by lower margins on natural gas and crude oil sales. The prior year also benefited from a gain on the change in ownership of the majority of Pembina's field-based gas processing assets, which were wholly-owned prior to the creation of PGI on August 15, 2022 (the "PGI Transaction"). Additionally, earnings were impacted by the following factors:
•Pipelines: higher net revenues, partially offset by higher operating expenses, and lower contributions from Alliance.
•Facilities: a gain resulting from a contract renewal of an asset now recognized as a finance lease, combined with the positive net impact resulting from the PGI Transaction, which is largely offset by higher depreciation.
•Marketing & New Ventures: unrealized losses on commodity-related derivatives for the quarter compared to unrealized gains in the third quarter of 2022 and a lower contribution from Aux Sable.
•Corporate: higher income tax expense due to the tax impact of the PGI Transaction in 2022 and higher general and administrative expenses.

Pembina Pipeline Corporation Third Quarter 2023 3

Changes in Results for the Three Months Ended September 30
Revenue
$487 million decrease, resulting from lower revenue in Marketing & New Ventures primarily due to a decrease in prices across the crude oil complex, lower NGL and natural gas prices, and lower marketed NGL volumes, combined with lower revenue in Facilities largely due to revenue from the field-based gas processing assets contributed to PGI in connection with the PGI Transaction now being reflected in share of profit from equity accounted investees ("Share of Profit") (third quarter of 2022, included $65 million in revenue related to the assets contributed to PGI) and lower recoverable costs. These results were partially offset by higher revenue in Pipelines due to higher volumes and tolls on certain of Pembina's Pipeline assets, as well as higher recoverable costs.

Cost of goods sold	$530 million decrease, primarily due to lower NGL and crude oil market prices, as well as lower marketed NGL volumes in Marketing & New Ventures.
Operating expenses
$6 million decrease, due to lower Facilities operating expenses resulting from the PGI Transaction (the third quarter of 2022, included $10 million in operating expenses related to the assets contributed to PGI), coupled with lower operating expenses at Empress, partially offset by higher integrity spending on the Cochin Pipeline and the Northern Pipeline system and higher repairs and maintenance costs.

Cash flow from operating activities
$79 million decrease, primarily driven by the change in non-cash working capital, partially offset by higher distributions from equity accounted investees and an increase in earnings adjusted for items not involving cash.

Adjusted cash flow from operating activities(1)	$71 million increase, largely due to the change in cash flow from operating activities, excluding the change in non-cash working capital, partially offset by higher current tax expense.
Adjusted EBITDA(1)
$54 million increase, primarily due to higher contributions from PGI, higher net revenue on certain of Pembina's Pipeline assets and higher Marketing & New Ventures net revenue primarily due to higher NGL margins, combined with a $16 million gain resulting from a contract renewal of an asset now recognized as a finance lease, and lower realized losses on commodity-related derivatives during the third quarter of 2023 compared to the third quarter of 2022. These results were partially offset by lower contributions from Aux Sable and Alliance, and higher general and administrative expenses.

Total volumes (mboe/d)(2)
26 mboe/d decrease, largely driven by lower volumes in Facilities due to the disposition of Pembina's interest in certain Facilities assets at Empress in the fourth quarter of 2022 and planned outages in certain Facilities assets in the third quarter of 2023, partially offset by higher volumes on certain of Pembina's Pipelines assets resulting from new contracts, combined with the volumes at certain PGI assets.

(1)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(2)    Total revenue volumes. See the "Abbreviations" section of this MD&A for definition. Volumes do not include Empress processing capacity. Marketed NGL volumes are excluded from volumes to avoid double counting. Refer to the "Marketing & New Ventures" section of this MD&A for further information.
(3)    Facilities reportable segment earnings before tax excludes the gain recognized in connection with the PGI Transaction.
4 Pembina Pipeline Corporation Third Quarter 2023

Consolidated Financial Overview for the Nine Months Ended September 30
Results of Operations

($ millions, except where noted)	2023	2022	Change
Revenue	6,659	8,912	(2,253)
Net revenue(1)	2,877	3,204	(327)
Gross profit	1,990	2,442	(452)
Adjusted EBITDA(1)	2,791	2,821	(30)
Earnings	1,078	2,728	(1,650)
Earnings per common share – basic (dollars)	1.79	4.75	(2.96)
Earnings per common share – diluted (dollars)	1.78	4.73	(2.95)
Cash flow from operating activities	1,755	1,982	(227)
Cash flow from operating activities per common share – basic (dollars)	3.19	3.58	(0.39)
Adjusted cash flow from operating activities(1)	1,899	1,971	(72)
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	3.45	3.57	(0.12)
Capital expenditures	429	462	(33)
Total volumes (mboe/d)(2)	3,257	3,379	(122)
Change in Earnings ($ millions)(3)
Results Overview
Earnings during the first nine months of 2023 reflect continued growth in the Pipelines Division, partially offset by the corporate wide impact of the Northern Pipeline system outage, Wildfires, and third-party outages during the period. The previous year also benefited from a gain on the PGI Transaction. Additionally, earnings were impacted by the following factors:
•Pipelines: higher net revenues, partially offset by lower contributions from Alliance, higher integrity spending, and higher depreciation.
•Facilities: the net impact resulting from the PGI Transaction, partially offset by lower depreciation and a gain resulting from a contract renewal of an asset now recognized as a finance lease.
•Marketing & New Ventures: lower margins on crude oil and NGL sales due to a lower pricing environment for the period compared to 2022, coupled with a lower contribution from Aux Sable, losses on commodity-related derivatives for the period compared to gains recognized during 2022, and costs incurred in relation to an insurance contract provision connected to Cedar LNG, partially offset by lower net finance costs.
•Corporate: higher income tax expense due to the tax impact of the PGI Transaction in 2022 and higher general and administrative expenses, partially offset by shared service revenue recognized in the period.
Pembina Pipeline Corporation Third Quarter 2023 5

Changes in Results for the Nine Months Ended September 30
Revenue
$2.3 billion decrease, resulting from lower revenue in Marketing & New Ventures primarily due to a decrease in prices across the crude oil complex and lower crude oil volumes, as well as lower NGL and natural gas prices and marketed NGL volumes, combined with lower revenue in Facilities largely due to revenue from the field-based gas processing assets contributed to PGI now being reflected in Share of Profit (the first nine months of 2022 included $295 million in revenue related to the assets contributed to PGI) and lower recoverable costs. Additionally, on February 23, 2023, service on the Northern Pipeline system resumed at reduced operating pressures, following the unplanned outage which occurred in the first quarter of 2023 ("Northern Pipeline system outage"), resulting in a negative impact on consolidated revenue of $54 million. Also, during the second quarter of 2023, volumes on certain assets in Pipelines were temporarily curtailed due to the wildfires in Alberta and British Columbia ("Wildfires"), resulting in a negative impact to consolidated revenue of $23 million. These results were partially offset by higher revenue in Pipelines due to higher volumes and tolls, as well as higher recoverable costs.

Cost of goods sold	$1.9 billion decrease, primarily due to lower crude oil and NGL market prices, as well as lower crude oil and marketed NGL volumes in Marketing & New Ventures.
Operating expenses
$21 million decrease, primarily due to lower Facilities operating expenses as a result of the PGI Transaction (the first nine months of 2022 included $71 million in operating expenses related to the assets contributed to PGI) and lower recoverable costs at Empress, combined with lower recoverable geotechnical costs related to the Western Pipeline, partially offset by higher recoverable power costs in Pipelines and $23 million in costs associated with the Northern Pipeline system outage, as well as higher integrity spending primarily on the Northern Pipeline system and the Cochin Pipeline, and higher repairs and maintenance costs.

Cash flow from operating activities
$227 million decrease, primarily driven by the change in non-cash working capital, a decrease in earnings adjusted for items not involving cash, higher share-based compensation payments, and a decrease in payments collected through contract liabilities, partially offset by higher distributions from equity accounted investees and lower taxes paid.

Adjusted cash flow from operating activities(1)
$72 million decrease, primarily due to the same items impacting cash flow from operating activities, discussed above, excluding the change in non-cash working capital, taxes paid, and share-based compensation payments, as well as higher current tax expense, partially offset by lower accrued share-based payment expense.

Adjusted EBITDA(1)
$30 million decrease, primarily due to the impact in the Pipelines and Facilities Divisions resulting from the Northern Pipeline system outage ($77 million) and the Wildfires ($24 million), as well as lower net revenue from Facilities and Marketing & New Ventures. These are combined with higher general and administrative expenses and costs associated with an insurance contract provision related to Cedar LNG. These factors were partially offset by realized gains on commodity-related derivatives during the period compared to losses recognized during the first nine months of 2022, higher net revenue on certain of Pembina's Pipeline assets, higher adjusted EBITDA from PGI which outweighed the lower contributions from Aux Sable, Alliance, and Ruby, and a $16 million gain resulting from a contract renewal of an asset now recognized as a finance lease.

Total volumes (mboe/d)(2)
122 mboe/d decrease, largely driven by the disposition of Pembina's interest in certain Facilities assets at Empress in the fourth quarter of 2022, impacts of the Northern Pipeline system outage and the Wildfires which resulted in lower volumes of 61 mboe/d and 19 mboe/d, respectively, combined with lower volumes from Ruby and planned outages in certain Facilities assets in the third quarter of 2023, partially offset by the volumes at certain PGI assets and higher volumes on certain assets in Pipelines due to new contracts.

(1)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(2)    Total revenue volumes. See the "Abbreviations" section of this MD&A for definition. Volumes do not include Empress processing capacity. Marketed NGL volumes are excluded from volumes to avoid double counting. Refer to the "Marketing & New Ventures" section of this MD&A for further information.
(3)    Facilities reportable segment earnings before tax excludes the gain recognized in connection with the PGI Transaction.

6 Pembina Pipeline Corporation Third Quarter 2023

3. SEGMENT RESULTS
Business Overview
The Pipelines Division provides customers with pipeline transportation, terminalling, storage and rail services in key market hubs in Canada and the United States for crude oil, condensate, natural gas liquids and natural gas. Through Pembina's wholly-owned and joint venture assets, the Pipelines Division manages pipeline transportation capacity of 2.8 mmboe/d(1), above ground storage capacity of 11 mmbbls(1) and rail terminalling capacity of approximately 105 mboe/d(1) within its conventional, oil sands and heavy oil, and transmission assets. The conventional assets include strategically located pipelines and terminalling hubs that gather and transport light and medium crude oils, condensate and natural gas liquids from western Alberta and northeast British Columbia to the Edmonton, Alberta area for further processing or transportation on downstream pipelines. The oil sands and heavy oil assets transport heavy and synthetic crude oil produced within Alberta to the Edmonton, Alberta area and offer associated storage, terminalling and rail services. The transmission assets transport natural gas, ethane and condensate throughout Canada and the United States on long haul pipelines linking various key market hubs. In addition, the Pipelines Division assets provide linkages between Pembina's upstream and downstream assets across North America, enabling integrated customer service offerings. Together, these assets supply products from hydrocarbon producing regions to refineries, fractionators and market hubs in Alberta, British Columbia, and Illinois, as well as other regions throughout North America.
The Facilities Division includes infrastructure that provides Pembina's customers with natural gas, condensate and NGL services. Through its wholly-owned assets and its interest in PGI, Pembina's natural gas gathering and processing facilities are strategically positioned in active, liquids-rich areas of the WCSB and Williston Basin and are integrated with the Company's other businesses. Pembina provides sweet and sour gas gathering, compression, condensate stabilization, and both shallow cut and deep cut gas processing services with a total capacity of approximately 5.4 bcf/d(2) for its customers. Condensate and NGL extracted at virtually all Canadian-based facilities have access to transportation on Pembina's pipelines. In addition, all NGL transported along the Alliance Pipeline are extracted through the Pembina operated Aux Sable Channahon Facility at the terminus. The Facilities Division includes approximately 354 mbpd(2) of NGL fractionation capacity, 21 mmbbls(1) of cavern storage capacity and associated pipeline and rail terminalling facilities and a liquefied propane export facility on Canada's West Coast. These facilities are fully integrated with the Company's other divisions, providing customers with the ability to access a comprehensive suite of services to enhance the value of their hydrocarbons. In addition, Pembina owns a bulk marine import/export terminal in Vancouver, British Columbia.
The Marketing & New Ventures Division strives to maximize the value of hydrocarbon liquids and natural gas originating in the basins where the Company operates. Pembina pursues this goal through the creation of new markets, and further enhances existing markets, to support both the Company's and its customers' overall business interests. In particular, Pembina seeks to identify opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure. Pembina strives to increase producer netbacks and product demand to improve the overall competitiveness of the basins where the Company operates. This includes developing new business platforms and undertaking initiatives that seek to reduce the greenhouse gas ("GHG") emissions intensity of Pembina's and its customers' operations.
Within the Marketing & New Ventures Division, Pembina undertakes value-added commodity marketing activities including buying and selling products (natural gas, ethane, propane, butane, condensate, crude oil and electricity), commodity arbitrage, and optimizing storage opportunities. The marketing business enters into contracts for capacity on both Pembina's and third-party infrastructure, handles proprietary and customer volumes and aggregates production for onward sale. Through this infrastructure capacity, as well as utilizing the Company's expansive rail fleet and logistics capabilities, Pembina's marketing business adds incremental value to the commodities by accessing high value markets across North America and globally.

Pembina Pipeline Corporation Third Quarter 2023 7

The Marketing & New Ventures Division is also responsible for the development of new large-scale, or value chain extending projects, including those that provide enhanced access to global markets and support a transition to a lower-carbon economy. Currently, Pembina is pursuing opportunities associated with liquefied natural gas ("LNG"), low-carbon commodities, and large-scale GHG emissions reductions.
(1)Net capacity.
(2)Net capacity; includes Aux Sable capacity; the financial and operational results for Aux Sable are included in the Marketing & New Ventures Division.
Financial and Operational Overview by Division

	3 Months Ended September 30
	2023			2022
($ millions, except where noted)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)
Pipelines	2,595	437	591	2,531	377	535
Facilities	803	179	319	893	1,273	291
Marketing & New Ventures	—	(4)	159	—	249	180
Corporate	—	(170)	(48)	—	(158)	(39)
Total	3,398	442	1,021	3,424	1,741	967

	9 Months Ended September 30
	2023			2022
($ millions, except where noted)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)
Pipelines	2,500	1,163	1,617	2,500	1,120	1,579
Facilities	757	467	889	879	1,670	849
Marketing & New Ventures	—	231	424	—	601	550
Corporate	—	(487)	(139)	—	(502)	(157)
Total	3,257	1,374	2,791	3,379	2,889	2,821
(1)    Total revenue volumes. See the "Abbreviations" section of this MD&A for definition. Volumes do not include Empress processing capacity. Marketed NGL volumes are excluded from volumes to avoid double counting. Refer to the "Marketing & New Ventures" section of this MD&A for further information.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
8 Pembina Pipeline Corporation Third Quarter 2023

Equity Accounted Investees Overview by Division(1)

	3 Months Ended September 30
	2023					2022
($ millions, except where noted)	Share of profit (loss)	Adjusted EBITDA(2)	Contributions	Distributions	Volumes (3)	Share of profit	Adjusted EBITDA(2)	Contributions	Distributions	Volumes (3)
Pipelines	23	65	—	64	137	39	79	—	77	140
Facilities	68	168	—	118	368	15	111	17	18	215
Marketing & New Ventures	(48)	17	20	20	32	69	57	7	43	36
Total	43	250	20	202	537	123	247	24	138	391

	9 Months Ended September 30
	2023					2022
($ millions, except where noted)	Share of profit (loss)	Adjusted EBITDA(2)	Contributions	Distributions(4)	Volumes (3)	Share of profit	Adjusted EBITDA(2)	Contributions	Distributions(4)	Volumes (3)
Pipelines	78	205	1	200	139	127	258	—	247	162
Facilities	185	488	33	347	349	59	223	30	86	132
Marketing & New Ventures	(41)	37	35	45	33	96	121	19	105	36
Total	222	730	69	592	521	282	602	49	438	330
(1)    Pipelines includes Alliance, Ruby (Pembina ceased to have an interest in the Ruby Pipeline on January 13, 2023) and Grand Valley. Facilities includes PGI, Veresen Midstream (which was contributed to PGI as part of the PGI Transaction on August 15, 2022), and Fort Corp. Marketing and New Ventures includes Aux Sable, CKPC, Cedar LNG, and ACG. Refer to the "Abbreviations" section of this MD&A for further information.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Total revenue volumes. See the "Abbreviations" section of this MD&A for definition.
(4)    Distributions exclude returns of capital. In the second quarter of 2023, Pembina received an incremental $26 million from PGI as a return of capital (2022: nil).
Pembina Pipeline Corporation Third Quarter 2023 9

Pipelines
Financial Overview for the Three Months Ended September 30
Results of Operations

($ millions, except where noted)	2023	2022	Change
Conventional revenue(1)(2)	473	416	57
Transmission revenue(1)(2)	152	131	21
Oil Sands revenue(1)(2)	109	98	11
Pipelines revenue(1)	734	645	89
Operating expenses(1)	192	175	17
Cost of goods sold(1)	6	—	6
Depreciation and amortization included in operations	104	97	7
Share of profit from equity accounted investees	23	39	(16)
Gross profit	455	412	43
Reportable segment earnings before tax	437	377	60
Adjusted EBITDA(3)	591	535	56
Volumes (mboe/d)(4)	2,595	2,531	64

Change in Results
Pipelines revenue(1)
Increase largely due to higher volumes on certain of Pembina's Pipeline assets, net loss allowance, and higher tolls primarily on the Cochin Pipeline and the Peace Pipeline system, largely related to inflation, combined with higher recoverable costs primarily on the Peace Pipeline system related to projects.

Operating expenses(1)	Increase largely due to higher integrity spending primarily on the Cochin Pipeline and the Northern Pipeline system and higher repairs and maintenance costs.
Depreciation and amortization included in operations	Increase primarily due to more asset upgrades and retirements in the third quarter of 2023 compared to the third quarter of 2022.
Share of profit from equity accounted investees
Decrease primarily due to lower revenues from Alliance as the third quarter of 2022 included the sale of linepack inventory, combined with seasonal contracts being replaced by firm contracts at lower regulated rates.

Reportable segment earnings before tax
Increase largely due to higher revenue resulting primarily from higher volumes on certain of Pembina's Pipelines assets, net loss allowance, and higher tolls primarily on the Cochin Pipeline and Peace Pipeline system, combined with lower legal fees, partially offset by lower Share of Profit from Alliance, discussed above, and higher integrity spending, repairs and maintenance costs and depreciation.

Adjusted EBITDA(3)
Increase due to the same items impacting reportable segment earnings before tax, discussed above, excluding legal fees and depreciation. Included in adjusted EBITDA is $65 million (2022: $79 million) related to Alliance.

Volumes (mboe/d)(4)
Increase primarily due to higher contracted volumes on the Peace Pipeline system, as well as higher volumes on the Northern Pipeline system and the Drayton Valley Pipeline. Volumes include 137 mboe/d (2022: 140 mboe/d) related to Alliance.

Change in Adjusted EBITDA ($ millions)(2)(3)
(1)    Includes inter-segment transactions. See Note 4 to the Interim Financial Statements.
(2)     Conventional, transmission and oil sands revenue include revenue generated from Pembina's conventional, transmission and oil sands and heavy oil assets within the Pipelines Division, respectively. For further details on Pembina's assets, refer to Pembina's AIF for the year ended December 31, 2022.
(3)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(4)    Revenue volumes. See the "Abbreviations" section of this MD&A for definition.
10 Pembina Pipeline Corporation Third Quarter 2023

Financial Overview for the Nine Months Ended September 30
Results of Operations

($ millions, except where noted)	2023	2022	Change
Conventional revenue(1)(2)	1,236	1,168	68
Transmission revenue(1)(2)	425	354	71
Oil Sands revenue(1)(2)	309	300	9
Pipelines revenue(1)	1,970	1,822	148
Operating expenses(1)	524	472	52
Cost of goods sold(1)	6	—	6
Depreciation and amortization included in operations	304	292	12
Share of profit from equity accounted investees	78	127	(49)
Gross profit	1,214	1,185	29
Reportable segment earnings before tax	1,163	1,120	43
Adjusted EBITDA(3)	1,617	1,579	38
Volumes (mboe/d)(4)	2,500	2,500	—

Change in Results
Pipelines revenue(1)
Increase largely due to higher contracted volumes and tolls on the Peace Pipeline system, net loss allowance, as well as higher tolls and the higher U.S. dollar exchange rate on the Cochin Pipeline, higher recoverable costs on various systems, and higher volumes on the Vantage Pipeline due to third-party outages in 2022, partially offset by lower revenue due to the Northern Pipeline system outage and the Wildfires, as well as a deferred recognition of flow-through charges for capital integrity work on the Peace Pipeline system during the second quarter of 2023 that resulted in a revenue timing difference.

Operating expenses(1)
Increase largely due to costs associated with the Northern Pipeline system outage, higher recoverable power costs, as a result of the higher power pool price during the period, higher integrity spending primarily on the Northern Pipeline system and the Cochin Pipeline, and higher repairs and maintenance costs, partially offset by lower recoverable geotechnical costs primarily related to the Western Pipeline.

Depreciation and amortization included in operations
Increase primarily due to more asset upgrades and retirements during the period compared to the same period in 2022 and assets placed into service late in the third quarter of 2022 and during the fourth quarter of 2022.

Share of profit from equity accounted investees
Decrease primarily due to lower revenues from Alliance as the first nine months of 2022 included the sale of linepack inventory, combined with seasonal contracts being replaced by firm contracts at lower regulated rates.

Reportable segment earnings before tax
Increase primarily due to higher revenue, discussed above, and lower legal fees, partially offset by higher operating expenses associated with the Northern Pipeline system outage and higher integrity spending, as well lower Share of Profit from Alliance and higher depreciation.

Adjusted EBITDA(3)
Increase due to the same items impacting reportable segment earnings before tax, discussed above, excluding legal fees and depreciation, as well as no adjusted EBITDA from Ruby since the first quarter of 2022. Refer to the "Selected Equity Accounted Investee Information" section for further details on Ruby. Included in adjusted EBITDA is $203 million (2022: $240 million) related to Alliance and nil (2022: $15 million) related to Ruby.

Volumes (mboe/d)(4)
Consistent with the prior period. Higher contracted volumes on the Peace Pipeline system and higher volumes at AEGS and on the Vantage Pipeline due to third-party outages in 2022 were offset by lower volumes related to the Northern Pipeline system outage, the impacts of the Wildfires, and lower volumes from Ruby. Volumes include 139 mboe/d (2022: 143 mboe/d) related to Alliance and nil (2022: 19 mboe/d) related to Ruby.

Pembina Pipeline Corporation Third Quarter 2023 11

Change in Adjusted EBITDA ($ millions)(2)(3)
(1)    Includes inter-segment transactions. See Note 4 to the Interim Financial Statements.
(2)    Conventional, transmission and oil sands revenue include revenue generated from Pembina's conventional, transmission and oil sands and heavy oil assets within the Pipelines Division, respectively. For further details on Pembina's assets, refer to Pembina's AIF for the year ended December 31, 2022.
(3)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(4)    Revenue volumes. See the "Abbreviations" section of this MD&A for definition.

Financial and Operational Overview

	3 Months Ended September 30						9 Months Ended September 30
	2023			2022			2023			2022
($ millions, except where noted)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)
Pipelines(3)
Conventional	1,034	304	358	977	261	310	939	774	926	937	760	894
Transmission	582	107	176	577	87	168	585	304	513	587	274	502
Oil Sands	979	28	59	977	31	59	976	90	183	976	95	192
General & administrative	—	(2)	(2)	—	(2)	(2)	—	(5)	(5)	—	(9)	(9)
Total	2,595	437	591	2,531	377	535	2,500	1,163	1,617	2,500	1,120	1,579
(1)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
(2)     Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)     Includes values attributed to Pembina's conventional, transmission and oil sands and heavy oil assets within the Pipelines Division. Refer to Pembina's AIF for the year ended December 31, 2022.
12 Pembina Pipeline Corporation Third Quarter 2023

Projects & New Developments(1)
Pipelines continues to focus on the execution of various system expansions. The projects in the following table were recently placed into service.

Significant Projects	In-service Date
Phase IX Peace Pipeline Expansion	December 2022
The following outlines the projects and new developments within Pipelines:

Phase VIII Peace Pipeline Expansion
Original Capital Budget: $530 million	In-service Date: First half of 2024	Status: On time, trending under budget
Revised Cost Estimate: $475 million
This expansion will enable segregated pipeline service for ethane-plus and propane-plus NGL mix from Gordondale, Alberta, which is centrally located within the Montney trend, into the Edmonton area for market delivery. The project includes new 10-inch and 16-inch pipelines, totaling approximately 150 km, in the Gordondale to La Glace corridor of Alberta, as well as new mid-point pump stations and terminal upgrades located throughout the Peace Pipeline system. Phase VIII will add approximately 235 mbpd of incremental capacity between Gordondale, Alberta and La Glace, Alberta, as well as approximately 65 mbpd of capacity between La Glace, Alberta and the Namao hub near Edmonton, Alberta. Pipe manufacturing is complete and mainline construction activities have commenced. The estimated project cost has been revised lower to $475 million, compared to an original budget of $530 million. The revised cost reflects highly effective project management and execution, favorable weather conditions and productive contractor relationships. The project is trending on time, with one pump station completed and two additional pump stations expected to be completed in the fourth quarter of 2023. The pipeline portion of Phase VIII is expected to enter service in the first half of 2024.

(1)    For further details on Pembina's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's AIF for the year ended December 31, 2022 filed at www.sedarplus.ca (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.

Pembina Pipeline Corporation Third Quarter 2023 13

Facilities
Financial Overview for the Three Months Ended September 30
Results of Operations

($ millions, except where noted)	2023	2022	Change
Gas Services revenue(1)(2)	49	136	(87)
NGL Services revenue(1)(2)	184	178	6
Facilities revenue(1)	233	314	(81)
Operating expenses(1)	95	132	(37)
Cost of goods sold(1)	—	4	(4)
Depreciation and amortization included in operations	38	27	11
Realized gain on commodity-related derivative financial instruments	—	(3)	3
Unrealized loss on commodity-related derivative financial instruments	—	3	(3)
Share of profit from equity accounted investees	68	15	53
Gross profit	168	166	2
Reportable segment earnings before tax	179	1,273	(1,094)
Adjusted EBITDA(3)	319	291	28
Volumes (mboe/d)(4)	803	893	(90)

Changes in Results
Facilities revenue(1)
Decrease largely due to the change in ownership of the majority of Pembina's wholly-owned field-based gas processing assets as part of the PGI Transaction. The revenue from these assets is included in Share of Profit (the third quarter of 2022 included $65 million in revenue related to the assets contributed to PGI). This is combined with lower recoverable costs mainly as a result of the commissioning of the Empress Cogeneration Facility and the disposition of Pembina's interest in the assets comprising the Empress I Plant, Empress I Expansion Plant, and the Empress VI Plant (collectively "E1 and E6") which both occurred in the fourth quarter of 2022.

Operating expenses(1)
Decrease largely due to the PGI Transaction which resulted in operating expenses for the formerly wholly-owned field-based gas processing assets now being accounted for in Share of Profit (the third quarter of 2022 included $10 million in operating expenses related to the assets contributed to PGI), as well as reduced operating expenses resulting from the commissioning of the Empress Cogeneration Facility and the disposition of Pembina's interest in the E1 and E6 assets, discussed above.

Depreciation and amortization included in operations	Increase primarily due to more asset retirements in the third quarter of 2023 compared to the third quarter of 2022.
Share of profit from equity accounted investees
Increase primarily due to a full quarter of earnings from PGI, as well as a strong contribution from the former Energy Transfer Canada plants and the Dawson Assets, and lower losses on commodity-related derivatives recognized in the third quarter of 2023 compared to the third quarter of 2022, partially offset by higher income tax expense.

Reportable segment earnings before tax
Decrease primarily due to the $1.1 billion gain recognized on the PGI Transaction during the third quarter of 2022, coupled with lower contributions resulting from the change in ownership of the majority of Pembina's wholly-owned field-based gas processing assets as part of the PGI Transaction partially offset by the higher Share of Profit from PGI and a $16 million gain resulting from a contract renewal of an asset now recognized as a finance lease

Adjusted EBITDA(3)
Increase largely due higher adjusted EBITDA from PGI, primarily from the former Energy Transfer Canada plants and the Dawson Assets, and a gain on the recognition of a finance lease, as discussed above. Included in adjusted EBITDA is $165 million (2022: $77 million) related to PGI and nil (2022: $31 million) related to Veresen Midstream.

Volumes (mboe/d)(4)
Decrease primarily due to the disposition of Pembina's interest in the the E1 and E6 assets in the fourth quarter of 2022, in exchange for a processing agreement that provides Pembina with the right to first priority for gas processing at all Plains Midstream-operated assets at Empress, lower volumes at the Redwater Complex and at Younger due to planned outages in the third quarter of 2023, partially offset by the volumes from PGI, primarily at the former Energy Transfer Canada plants and on the Dawson Assets. Volumes include 368 mboe/d (2022: 165 mboe/d) related to PGI and nil (2022: 50 mboe/d) related to Veresen Midstream.

14 Pembina Pipeline Corporation Third Quarter 2023

Change in Adjusted EBITDA ($ millions)(2)(3)
(1)    Includes inter-segment transactions. See Note 4 to the Interim Financial Statements.
(2)    Gas Services and NGL Services revenue include revenue generated from Pembina's gas services and NGL services assets within the Facilities operating segment, respectively.     For further details on Pembina’s assets, refer to Pembina's AIF for the year ended December 31, 2022.
(3)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(4)    Total revenue volumes. See the "Abbreviations" section of this MD&A for definition. Volumes do not include Empress processing capacity.
Pembina Pipeline Corporation Third Quarter 2023 15

Financial Overview for the Nine Months Ended September 30
Results of Operations

($ millions, except where noted)	2023	2022	Change
Gas Services revenue(1)(2)	133	487	(354)
NGL Services revenue(1)(2)	528	544	(16)
Facilities revenue(1)	661	1,031	(370)
Operating expenses(1)	265	407	(142)
Cost of goods sold(1)	—	6	(6)
Depreciation and amortization included in operations	113	162	(49)
Realized gain on commodity-related derivative financial instruments	—	(20)	20
Unrealized gain on commodity-related derivative financial instruments	—	(48)	48
Share of profit from equity accounted investees	185	59	126
Gross profit	468	583	(115)
Reportable segment earnings before tax	467	1,670	(1,203)
Adjusted EBITDA(3)	889	849	40
Volumes (mboe/d)(4)	757	879	(122)

Changes in Results
Facilities revenue(1)	Decrease largely due to the change in ownership of the majority of Pembina's wholly-owned field-based gas processing assets as part of the PGI Transaction. The revenue from these assets is included in Share of Profit (the first nine months of 2022 included $295 million in revenue related to the assets contributed to PGI). This is combined with lower recoverable costs as a result of the commissioning of the Empress Cogeneration Facility and the disposition of Pembina's interest in the E1 and E6 assets in the fourth quarter of 2022 and lower supply volumes at Younger and the Redwater Complex primarily due to the Northern Pipeline system outage.
Operating expenses(1)
Decrease largely due to the PGI Transaction which resulted in operating expenses for the formerly wholly-owned field-based gas processing assets now being accounted for in Share of Profit (the first nine months of 2022 included $71 million in operating expenses related to the assets contributed to PGI), as well as reduced operating expenses resulting from the commissioning of the Empress Cogeneration Facility and the disposition of Pembina's interest in the E1 and E6 assets, discussed above.

Depreciation and amortization included in operations
Decrease primarily due to the field-based gas processing assets contributed as part of the PGI Transaction now being accounted for under equity accounting by Pembina for its investment in PGI and fewer asset retirements in the first nine months of 2023 compared to the same period in 2022.

Realized and unrealized gain on commodity-related derivatives	The commodity-related derivatives were transferred as part of the field-based gas processing assets contributed to PGI on August 15, 2022.
Share of profit from equity accounted investees
Increase primarily due to a full quarter of earnings from PGI, as well as a strong contribution from the former Energy Transfer Canada plants and the Dawson Assets, partially offset by higher income tax expense, depreciation expense, and net finance costs, compared to Share of Profit in the first seven and a half months of 2022 when Pembina owned a 45 percent interest in Veresen Midstream.

Reportable segment earnings before tax
Decrease primarily due to the $1.1 billion gain recognized on the PGI Transaction during the third quarter of 2022, coupled with lower contributions resulting from the change in ownership of the majority of Pembina's wholly-owned field-based gas processing assets and commodity-related derivatives as part of the PGI Transaction, and lower supply volumes at Younger and the Redwater Complex, partially offset by the higher Share of Profit from PGI, lower depreciation, and $16 million gain resulting from a contract renewal of an asset now recognized as a finance lease.

Adjusted EBITDA(3)
Increase primarily due to the higher contributions from PGI, mainly from the former Energy Transfer Canada plants and the Dawson Assets and a gain on the recognition of a finance lease, as discussed above, partially offset by lower supply volumes at Younger and at the Redwater Complex. Included in adjusted EBITDA is $478 million (2022: $77 million) related to PGI and nil (2022: $135 million) related to Veresen Midstream.

Volumes (mboe/d)(4)
Decrease primarily due to the disposition of Pembina's interest in the E1 and E6 assets in exchange for a processing agreement that provides Pembina with the right to first priority for gas processing at all Plains Midstream-operated assets at Empress, as well as lower volumes at the Redwater Complex and at Younger resulting from the Northern Pipeline system outage and planned outages in the third quarter of 2023, partially offset by the volumes from PGI, primarily at the former Energy Transfer Canada plants and on the Dawson Assets. Volumes include 349 mboe/d (2022: 56 mboe/d) related to PGI and nil (2022: 76 mboe/d) related to Veresen Midstream.

16 Pembina Pipeline Corporation Third Quarter 2023

Change in Adjusted EBITDA ($ millions)(2)(3)
(1)    Includes inter-segment transactions. See Note 4 to the Interim Financial Statements.
(2)    Gas Services and NGL Services revenue include revenue generated from Pembina's gas services and NGL services assets within the Facilities operating segment, respectively.     For further details on Pembina’s assets, refer to Pembina's AIF for the year ended December 31, 2022.
(3)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(4)    Total revenue volumes. See the "Abbreviations" section of this MD&A for definition. Volumes do not include Empress processing capacity.

Pembina Pipeline Corporation Third Quarter 2023 17

Financial and Operational Overview

	3 Months Ended September 30						9 Months Ended September 30
	2023			2022			2023			2022
($ millions, except where noted)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)
Facilities(3)
Gas Services	605	85	192	686	1,189	183	577	228	552	675	1,435	524
NGL Services	198	94	127	207	84	108	180	240	338	204	240	330
General & administrative	—	—	—	—	—	—	—	(1)	(1)	—	(5)	(5)
Total	803	179	319	893	1,273	291	757	467	889	879	1,670	849
(1)    Total revenue volumes. See the "Abbreviations" section of this MD&A for definition. Volumes do not include Empress processing capacity.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)     Includes values attributed to Pembina's Gas Services and NGL Services assets within the Facilities operating segment. For a description of Pembina's gas and NGL assets, refer to Pembina's AIF for the year ended December 31, 2022.
Projects & New Developments(1)
Facilities continues to build-out its natural gas and NGL processing and fractionation assets to service customer demand. The projects in the following table were recently placed into service.

Significant Projects	In-service Date
Empress Cogeneration Facility	November 2022
The following outlines the projects and new developments within Facilities:

RFS IV
Capital Budget: $460 million	In-service Date(2): First half of 2026	Status: On time, on budget
RFS IV is a 55,000 bpd propane-plus fractionator at the existing Redwater fractionation and storage complex (the "Redwater Complex"). The project includes additional rail loading capacity and will leverage the design, engineering, and operating best practices of its existing facilities. With the addition of RFS IV, the fractionation capacity at the Redwater Complex will total 256,000 bpd. Engineering activities and ordering of long-lead equipment continue to progress. Pembina has received the key pre-construction regulatory approvals and site clearing activities have commenced.

(1)    For further details on Pembina's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's AIF for the year ended December 31, 2022 filed at www.sedarplus.ca (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
(2)    Subject to environmental and regulatory approvals. See the "Forward-Looking Statements & Information" section of this MD&A.

18 Pembina Pipeline Corporation Third Quarter 2023

Marketing & New Ventures
Financial Overview for the Three Months Ended September 30
Results of Operations

($ millions, except where noted)	2023	2022	Change
Marketing revenue(1)	1,512	1,979	(467)
Cost of goods sold(1)	1,347	1,824	(477)
Net revenue(1)(2)	165	155	10
Operating expenses(1)	3	—	3
Depreciation and amortization included in operations	11	12	(1)
Realized loss on commodity-related derivative financial instruments	6	22	(16)
Unrealized loss (gain) on commodity-related derivative financial instruments	78	(105)	183
Share of (loss) profit from equity accounted investees	(48)	69	(117)
Gross profit	19	295	(276)
Reportable segment (loss) earnings before tax	(4)	249	(253)
Adjusted EBITDA(2)	159	180	(21)
Volumes (mboe/d)(3)	166	184	(18)

Change in Results
Net revenue(1)(2)	Increase largely due to higher NGL margins resulting from lower input natural gas prices, partially offset by lower margins from natural gas marketing resulting from the decrease in Chicago natural gas prices, lower margins on crude oil due to the lower prices across the crude oil complex and lower marketed NGL volumes.
Realized loss on commodity-related derivatives
The realized loss is primarily due to a $10 million loss (2022: $21 million loss) on NGL-based derivative instruments, partially offset by $5 million in realized gains related to renewable power purchase agreements (2022: nil).

Unrealized loss (gain) on commodity-related derivatives	Unrealized loss on commodity-related derivatives primarily due to the change in the forward price for propane and crude oil and contracts maturing in the period.
Share of (loss) profit from equity accounted investees
Decrease largely attributable to lower Share of Profit from Aux Sable resulting from lower revenues due to lower NGL prices and an increase in provisions recognized during the third quarter of 2023, and an unrealized gain on commodity-related derivatives recognized in the third quarter of 2022 compared to nil in the third quarter of 2023.

Reportable segment (loss) earnings before tax
Decrease largely due to losses on commodity-related derivatives for the third quarter of 2023 compared to gains in the third quarter of 2022, a lower Share of Profit from Aux Sable, and lower margins on natural gas and crude oil sales, partially offset by higher margins on NGL sales, as well as lower other expenses due to a project write-off recognized in the third quarter of 2022 and lower net finance costs related to lower losses on non-commodity related derivatives compared to the second quarter of 2022.

Adjusted EBITDA(2)
Decrease largely due to the same items impacting reportable segment earnings before tax, discussed above, excluding the unrealized loss on commodity-related derivatives, the increase in provisions recognized by Aux Sable during the third quarter of 2023, and lower other expenses. Included in adjusted EBITDA is $21 million (2022: $59 million) related to Aux Sable.

Volumes (mboe/d)(3)
Marketed NGL volumes decreased largely due to reduced ethane and butane sales as a result of lower supply volumes from the Redwater Complex following planned outages in the third quarter of 2023. Revenue volumes include 32 mboe/d (2022: 36 mboe/d) related to Aux Sable.

Pembina Pipeline Corporation Third Quarter 2023 19

Change in Adjusted EBITDA ($ millions)(2)
(1)    Includes inter-segment transactions. See Note 4 to the Interim Financial Statements.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Marketed NGL volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
20 Pembina Pipeline Corporation Third Quarter 2023

Financial Overview for the Nine Months Ended September 30
Results of Operations

($ millions, except where noted)	2023	2022	Change
Marketing revenue(1)	4,427	6,550	(2,123)
Cost of goods sold(1)	4,033	5,948	(1,915)
Net revenue(1)(2)	394	602	(208)
Operating expenses(1)	3	—	3
Depreciation and amortization included in operations	34	34	—
Realized (gain) loss on commodity-related derivative financial instruments	(32)	135	(167)
Unrealized loss (gain) on commodity-related derivative financial instruments	78	(144)	222
Share of (loss) profit from equity accounted investees	(41)	96	(137)
Gross profit	270	673	(403)
Reportable segment earnings before tax	231	601	(370)
Adjusted EBITDA(2)	424	550	(126)
Volumes (mboe/d)(3)	174	189	(15)

Change in Results
Net revenue(1)(2)
Decrease largely due to lower margins on crude oil resulting from the lower prices across the crude oil complex, coupled with lower NGL margins resulting from lower propane and butane prices and lower marketed NGL volumes, discussed below, and lower natural gas marketing margins due to the decrease in Chicago natural gas prices.

Realized (gain) loss on commodity-related derivatives
The realized gain is primarily due to a $18 million gain (2022: $58 million loss) on NGL-based derivative instruments and $11 million in realized gains related to renewable power purchase agreements and crude oil-based derivatives (2022: $77 million loss).

Unrealized loss (gain) on commodity-related derivative financial instruments	Unrealized loss on commodity-related derivatives primarily due to the change in the forward price for crude, power and natural gas, as well as contracts maturing in the period.
Share of (loss) profit from equity accounted investees
Decrease largely attributable to lower Share of Profit from Aux Sable resulting from lower revenues due to lower NGL prices, combined with an increase in provisions recognized during the third quarter of 2023, partially offset by no impact of commodity-related derivatives recognized in the period compared to losses in 2022.

Reportable segment earnings before tax
Decrease largely due to lower margins on crude oil and NGL sales and lower marketed NGL volumes, combined with lower Share of Profit from Aux Sable, as well as losses on commodity-related derivatives for the period compared to gains recognized during 2022 and costs incurred in the second quarter of 2023 related to an insurance contract provision associated with the parental guarantee and letters of credit for Cedar LNG, partially offset by lower net finance costs related to gains on non-commodity related derivatives compared to losses in the first nine months of 2022.

Adjusted EBITDA(2)
Decrease largely due to the same items impacting reportable segment earnings before tax, discussed above, excluding the increase in provisions recognized by Aux Sable in the third quarter of 2023, the unrealized loss on commodity-related derivatives and lower net finance costs. Included in adjusted EBITDA is $46 million (2022: $128 million) related to Aux Sable.

Volumes (mboe/d)(3)
Marketed NGL volumes decreased largely due to reduced ethane and butane sales as a result of lower supply volumes from the Redwater Complex following the Northern Pipeline system outage, and planned outages in the third quarter of 2023. Revenue volumes include 33 mboe/d (2022: 36 mboe/d) related to Aux Sable.

Pembina Pipeline Corporation Third Quarter 2023 21

Change in Adjusted EBITDA ($ millions)(2)
(1)    Includes inter-segment transactions. See Note 4 to the Interim Financial Statements.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Marketed NGL volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
Financial and Operational Overview

	3 Months Ended September 30						9 Months Ended September 30
	2023			2022			2023			2022
($ millions, except where noted)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)
Marketing & New Ventures(3)
Marketing	166	5	168	184	257	187	174	259	451	189	620	569
New Ventures(4)	—	(9)	(9)	—	(8)	(7)	—	(28)	(27)	—	(19)	(19)
Total	166	(4)	159	184	249	180	174	231	424	189	601	550
(1)    Marketed NGL volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)     Includes values attributed to Pembina's marketing activities and new ventures projects within the Marketing & New Ventures operating segment. For further details on Pembina's marketing activities and projects, refer to Pembina's AIF for the year ended December 31, 2022.
(4)    All New Ventures projects have not yet commenced operations and therefore have no volumes.
22 Pembina Pipeline Corporation Third Quarter 2023

Projects & New Developments(1)
The New Ventures group is responsible for the development of new large-scale, or value chain extending projects, including those that provide enhanced access to global markets and support a transition to a lower-carbon economy. Currently, Pembina is pursuing opportunities associated with LNG, low-carbon commodities, and large-scale GHG emissions reductions.
Pembina has formed a partnership with the Haisla Nation to develop the proposed Cedar LNG project, a three million tonne per annum floating LNG facility strategically positioned to leverage Canada's abundant natural gas supply and British Columbia's growing LNG infrastructure to produce industry-leading low-carbon, cost-competitive Canadian LNG for overseas markets. Cedar LNG will provide a valuable outlet for WCSB natural gas to access global markets and is expected to achieve higher prices for Canadian producers, contribute to lower overall emissions, and enhance global energy security. Given that Cedar LNG will be a floating facility, manufactured in the controlled conditions of a shipyard, it is expected that the project will have lower construction and execution risk. Further, powered by BC Hydro, Cedar LNG is expected to be one of the greenest LNG facilities in the world. Cedar LNG is structured as a tolling business providing a low risk, long-term cash flow stream, and strengthening Pembina's financial resilience.
Cedar LNG continues to progress key project deliverables, having secured the major regulatory approvals and signed non-binding Memorandums of Understanding for long-term liquefaction services with investment grade counterparties for project’s total base liquefaction capacity. Remaining final investment decision ("FID") deliverables continue to progress including finalizing the lump-sum engineering, procurement, and construction contract, the definitive liquefaction tolling agreements and the inter-project agreements with Coastal GasLink and LNG Canada. Target FID continues to be by the end of 2023, however, given the complexity and sequencing of aligning the multiple work streams which are required to facilitate the project financing, FID may move into early 2024.
Pembina and TC Energy Corporation ("TC Energy") have formed a partnership to develop the Alberta Carbon Grid ("ACG"), a carbon transportation and sequestration platform that is intended to enable Alberta-based industries to effectively manage their GHG emissions, contribute positively to Alberta's lower-carbon economy, and create sustainable long-term value for Pembina and TC Energy stakeholders. The ACG is exploring options to create several hubs throughout Alberta. The first hub is the Industrial Heartland project, which is expected to have the potential of transporting and storing up to ten million tonnes of carbon dioxide ("CO2") annually. The first phase of the Industrial Heartland project will have the potential of transporting and storing up to five million tonnes of CO2 annually. The ACG continues to progress surface and sub-surface engineering and planning, while engaging with customers and other stakeholders. In 2023, ACG licensed and purchased existing seismic data and completed the acquisition of new seismic data. This data will be integrated into subsurface geophysical models and help guide the location of an appraisal well expected to be drilled in November and December 2023.
(1)    For further details on Pembina's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's AIF for the year ended December 31, 2022 filed at www.sedarplus.ca (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
Pembina Pipeline Corporation Third Quarter 2023 23

Corporate
Financial Overview for the Three Months Ended September 30
Results of Operations

($ millions)	2023	2022	Change
Revenue	13	—	13
General and administrative(1)	77	51	26
Other income(1)	—	(1)	1
Net finance costs(1)	110	109	1
Reportable segment loss before tax(1)	(170)	(158)	(12)
Income tax expense (recovery)	96	(88)	184
Adjusted EBITDA(2)	(48)	(39)	(9)

Change in Results
Revenue
Relates primarily to fixed fee income related to shared service agreements with joint ventures following the PGI Transaction. $5 million was netted against general and administrative in the third quarter of 2022.

General and administrative
Increase primarily due to higher long-term incentive costs driven by the change in Pembina's share price in the third quarter of 2023 compared to the change in share price in the third quarter of 2022, coupled with higher short-term incentive costs, salaries and wages, and information technology-related maintenance costs, partially offset by lower consulting costs.

Reportable segment loss before tax
Greater loss is due to higher long-term and short-term incentive costs, salaries and wages, and information technology-related maintenance costs, partially offset by shared service revenue and lower consulting costs.

Income tax expense (recovery)	Higher primarily due to the tax impact of the PGI Transaction recognized during the third quarter of 2022, partially offset by lower earnings compared to the same period in 2022.
Adjusted EBITDA(2)	Decrease largely due to the same items impacting reportable segment loss before tax, discussed above.
(1)    Includes inter-segment eliminations.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
Financial Overview for the Nine Months Ended September 30
Results of Operations

($ millions)	2023	2022	Change
Revenue	35	—	35
General and administrative(1)	211	192	19
Other expense(1)	—	2	(2)
Net finance costs(1)	314	309	5
Reportable segment loss before tax(1)	(487)	(502)	15
Income tax expense	296	161	135
Adjusted EBITDA(2)	(139)	(157)	18

Change in Results
Revenue	Relates primarily to fixed fee income related to shared service agreements with joint ventures following the PGI Transaction. $15 million was netted against general and administrative in 2022.
General and administrative
Increase largely due to higher information technology-related maintenance costs, salaries and wages, and short-term incentive costs, partially offset by lower long-term incentive costs driven by the change in Pembina's share price in 2023 compared to the change in share price in the 2022, as well as Pembina's performance relative to peers.

Reportable segment loss before tax
Lower loss primarily due to shared service revenue and lower long-term incentive costs, partially offset by higher information technology-related maintenance costs, salaries and wages and short-term incentive costs.

Income tax expense	Higher primarily due to the tax impact of the PGI Transaction recognized during the third quarter of 2022, partially offset by lower earnings compared to the same period in 2022.
Adjusted EBITDA(2)	Increase largely due to the same items impacting reportable segment loss before tax, discussed above.
(1)    Includes inter-segment eliminations.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
24 Pembina Pipeline Corporation Third Quarter 2023

4. LIQUIDITY & CAPITAL RESOURCES
Available Sources of Liquidity

($ millions)	September 30, 2023	December 31, 2022
Working capital(1)	(622)	(696)
Variable rate debt
Senior unsecured credit facilities(2)	854	771
Interest rate swapped debt	(39)	(338)
Total variable rate loans and borrowings outstanding (weighted average interest rate of 6.2% (2022: 5.9%))	815	433
Fixed rate debt
Senior unsecured medium-term notes	9,100	9,200
Interest rate swapped debt	39	338
Total fixed rate loans and borrowings outstanding (weighted average interest rate of 4.0% (2022: 3.9%))	9,139	9,538
Total loans and borrowings outstanding	9,954	9,971
Cash and unutilized debt facilities	2,121	2,181
Subordinated hybrid notes (weighted average interest rate of 4.8% (2022: 4.8%))	600	600
(1)    Current assets of $1.3 billion (December 31, 2022:$1.4 billion) less current liabilities of $1.9 billion (December 31, 2022:$2.1 billion). As at September 30, 2023, working capital included $650 million (December 31, 2022: $600 million) associated with the current portion of long-term debt.
(2)    Includes U.S. $250 million variable rate debt outstanding at September 30, 2023 (2022: U.S. $250 million) and fully hedged at 1.47 percent.
Pembina currently anticipates that its cash flow from operating activities, the majority of which is derived from fee-based contracts, will be more than sufficient to meet its operating obligations, to fund its dividend and to fund its capital expenditures in the short term and long term. Pembina expects to source funds required for debt maturities from cash, its credit facilities and by accessing the capital markets, as required. Based on its successful access to financing in the capital markets over the past several years, Pembina expects to continue to have access to additional funds as required. Refer to "Risk Factors – General Risk Factors – Additional Financing and Capital Resources" in Pembina's MD&A for the year ended December 31, 2022 and Note 24 to the Consolidated Financial Statements for more information. Management continues to monitor Pembina's liquidity and remains satisfied that the leverage employed in Pembina's capital structure is sufficient and appropriate given the characteristics and operations of the underlying asset base.
Management may adjust Pembina's capital structure as a result of changes in economic conditions or the risk characteristics of the underlying assets. To maintain or modify Pembina's capital structure in the future, Pembina may renegotiate debt terms, repay existing debt, seek new borrowings, issue additional equity or hybrid securities and/or repurchase or redeem additional common or preferred shares.
As at September 30, 2023, Pembina's credit facilities consisted of: an unsecured $1.5 billion (December 31, 2022: $1.5 billion) revolving credit facility, which includes a $750 million (December 31, 2022: $750 million) accordion feature, which provides Pembina with the ability to increase the credit facility subject to lender approval, and matures in June 2028 (the "Revolving Facility"); an unsecured $1.0 billion (December 31, 2022: $1.0 billion) sustainability linked revolving credit facility, which matures in June 2027 (the "SLL Credit Facility"); an unsecured U.S. $250 million (December 31, 2022: U.S. $250 million) non-revolving term loan, which matures in May 2025; and an operating facility of $50 million (December 31, 2022: $20 million), which matures in June 2024 and is typically renewed on an annual basis (collectively, the "Credit Facilities"). There are no mandatory principal repayments due over the term of the Credit Facilities. Pembina is required to meet certain specific and customary affirmative and negative financial covenants under the indenture governing its medium-term notes and the agreements governing its Credit Facilities, including a requirement to maintain certain financial ratios. See "Liquidity & Capital Resources – Covenants" below for more information.
The SLL Credit Facility contains pricing adjustments that reduce or increase borrowing costs based on Pembina's performance relative to a GHG emissions intensity reduction performance target. Previously, Pembina announced its commitment to reduce its GHG emissions intensity by 30 percent by 2030, relative to baseline 2019 levels. The specific terms of the SLL Credit Facility include annual intermediate targets that align with Pembina's trajectory towards its 2030 target.
Pembina Pipeline Corporation Third Quarter 2023 25

Pembina is also subject to customary restrictions on its operations and activities under the indenture governing its medium-term notes and the agreements governing its Credit Facilities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets.
With the exception of the sustainability-linked adjustments to borrowing costs, the terms and conditions of the SLL Credit Facility and the Revolving Facility, including financial covenants, are substantially similar to each other.
Financing Activity
On May 31, 2023, Pembina completed an extension on its $1.5 billion Revolving Facility, which now matures in June 2028, and an extension on its $1.0 billion SLL Credit Facility, which now matures in June 2027.
On June 1, 2023, Pembina's $600 million senior unsecured medium-term notes, series 14, matured and were fully repaid.
On June 22, 2023, Pembina closed an offering of $500 million aggregate principal amount of senior unsecured medium-term notes. The offering was conducted in three tranches, consisting of the issuance of $300 million principal amount of senior unsecured medium-term notes, series 19, having a fixed coupon of 5.72 percent per annum, payable semi-annually and maturing on June 22, 2026; $100 million principal amount issued through a re-opening of Pembina's senior unsecured medium-term notes, series 5, having a fixed coupon of 3.54 percent per annum, paid semi-annually, and maturing on February 3, 2025; and $100 million principal amount issued through a re-opening of Pembina's senior unsecured medium-term notes, series 6, having a fixed coupon of 4.24 percent per annum, paid semi-annually, and maturing on June 15, 2027.
Covenants
Pembina's financial covenants under the indenture governing its medium-term notes and the agreements governing the Credit Facilities include the following:

Debt Instrument	Financial Covenant(1)	Ratio	Ratio as at September 30, 2023
Senior unsecured medium-term notes	Funded Debt to Capitalization	Maximum 0.70	0.38
Credit Facilities	Debt to Capital	Maximum 0.70	0.39
(1)    Terms as defined in relevant agreements.
Pembina was in compliance with all covenants under the note indenture governing its medium-term notes and the agreements governing its Credit Facilities as at September 30, 2023 (December 31, 2022: in compliance).
Credit Risk
Pembina continues to actively monitor and reassess the creditworthiness of its counterparties. The majority of Pembina's credit exposure is to investment grade counterparties. Pembina assesses all high exposure counterparties during the on-boarding process and actively monitors credit limits and exposure across the business. Pembina may reduce or mitigate its exposure to certain counterparties where it is deemed warranted and permitted under contractual terms. Where warranted, financial assurances may be sought from counterparties to mitigate and reduce risk, and such assurances may include guarantees, letters of credit and cash collateral. Letters of credit totaling $125 million (December 31, 2022: $168 million) were held as at September 30, 2023, primarily in respect of customer trade receivables.
26 Pembina Pipeline Corporation Third Quarter 2023

Credit Ratings
The following information with respect to Pembina's credit ratings is provided as such information relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings of Pembina's debt by its rating agencies, particularly a downgrade below investment-grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings and the associated costs may affect Pembina's ability to enter into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of the credit quality of any issues of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities, nor do the credit rating agencies comment on the market price or suitability for a particular investor. Any credit rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.
DBRS Limited ("DBRS") rates Pembina's senior unsecured medium-term notes 'BBB (high)'. DBRS has also assigned a debt rating of 'BBB (low)' to Pembina's Fixed-To-Fixed Rate Subordinated Notes, Series 1 (the "Series 1 Subordinated Notes") and a rating of 'Pfd-3 (high)' for each issued series of Pembina's Class A Preferred Shares, other than the Class A Preferred Shares, Series 2021-A (the "Series 2021-A Class A Preferred Shares"), which are deliverable to the holders of the Series 1 Subordinated Notes following the occurrence of certain bankruptcy or insolvency events in respect of Pembina.
The long-term corporate credit rating assigned by S&P Global Ratings ("S&P") on Pembina is 'BBB'. S&P has also assigned a debt rating of 'BBB' to Pembina's senior unsecured medium-term notes, a debt rating of 'BB+' to the Series 1 Subordinated Notes, and a rating of 'P-3 (High)' to each issued series of Pembina's Class A Preferred Shares, other than the Series 2021-A Class A Preferred Shares.
Refer to "Description of the Capital Structure of Pembina – Credit Ratings" in the AIF for the year ended December 31, 2022 for further information.
Contractual Obligations and Off-Balance Sheet Arrangements
Contractual Obligations
Pembina had the following contractual obligations outstanding as at September 30, 2023:

Contractual Obligations(1)	Payments Due By Period
($ millions)	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Leases(2)	848	98	170	141	439
Long-term debt(3)	16,100	1,135	2,524	2,376	10,065
Construction commitments(4)	736	517	219	—	—
Other commitments related to lease contracts(5)	463	42	81	76	264
Transportation and processing(6)	123	32	49	25	17
Funding commitments(7)	129	73	41	8	7
Software, cloud computing and other	27	11	13	2	1
Total contractual obligations	18,426	1,908	3,097	2,628	10,793
(1)Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined, and therefore, an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to nine years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 10 and 189 mbpd of NGL each year up to and including 2032. Power purchase agreements range from one to 24 years and involve the purchase of power from electrical service providers. Pembina has secured up to 78 megawatts per day each year up to and including 2046.
(2)Includes terminals, rail, office space, land and vehicle leases.
(3)Includes loans and borrowings, subordinated hybrid notes and interest payments on Pembina's senior unsecured medium-term notes. Excludes deferred financing costs.
(4)Excludes significant projects that are awaiting regulatory approval, projects which Pembina is not committed to construct, and projects that are executed by equity accounted investees.
(5)Relates to expected variable lease payments excluded from the measurements of the lease liability and payments related to non-lease components in lessee lease contracts.
(6)Take-or-pay payments for minimum volumes to be transported or processed, including $13 million of contract transportation on the Alliance Pipeline.
(7)Pembina has committed to fund the construction of an asset that will connect Pembina's assets into a third-party pipeline, as well as fund the development of an asset.
Pembina Pipeline Corporation Third Quarter 2023 27

Off-Balance Sheet Arrangements
As at September 30, 2023, Pembina does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on Pembina's financial condition, results of operations, liquidity or capital expenditures.
Letters of Credit
Pembina has provided letters of credit to various third parties in the normal course of conducting business. The letters of credit include financial guarantees to counterparties for product purchases and sales, transportation services, utilities, engineering and construction services. The letters of credit have not had and are not expected to have a material impact on Pembina's financial position, earnings, liquidity or capital resources. As at September 30, 2023, Pembina had $155 million (December 31, 2022: $198 million) in letters of credit issued.
28 Pembina Pipeline Corporation Third Quarter 2023

5. SHARE CAPITAL
Common Shares
On March 7, 2023, the Toronto Stock Exchange ("TSX") accepted the renewal of Pembina's normal course issuer bid (the "NCIB") that allows the Company to repurchase, at its discretion, up to five percent of the Company's outstanding common shares (representing approximately 27.5 million common shares) through the facilities of the TSX, the New York Stock Exchange and/or alternative Canadian trading systems or as otherwise permitted by applicable securities law, subject to certain restrictions on the number of common shares that may be purchased on a single day. Common shares purchased by the Company under the NCIB are cancelled. The NCIB commenced on March 10, 2023 and will terminate on March 9, 2024 or on such earlier date as the Company has purchased the maximum number of common shares permitted pursuant to the NCIB or at such time Pembina determines to no longer make purchases thereunder.
The following table summarizes Pembina's share repurchases under its NCIB:

(millions, except as noted)	9 Months Ended September 30, 2023	12 Months Ended December 31, 2022
Number of common shares repurchased for cancellation (thousands)	1,197	7,154
Average price per share	$41.76	$46.55
Total cost(1)	50	333
(1)    Total cost includes $34 million (December 31, 2022: $204 million) charged to share capital and $16 million (December 31, 2022: $129 million) charged to deficit.
Common Share Dividends
Common share dividends are payable if, as and when declared by Pembina's Board of Directors. The amount and frequency of dividends declared and payable is at the discretion of Pembina's Board of Directors, which considers earnings, cash flow, capital requirements, the financial condition of Pembina and other relevant factors when making its dividend determination.
Preferred Shares
On January 16, 2023, Pembina announced that it did not intend to exercise its right to redeem the ten million Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 25 (the "Series 25 Class A Preferred Shares") outstanding on February 15, 2023. The annual dividend rate for the Series 25 Class A Preferred Shares for the five-year period from and including February 15, 2023 to, but excluding, February 15, 2028 is 6.481 percent.
On January 30, 2023, Pembina announced that it did not intend to exercise its right to redeem the 16 million Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 21 (the "Series 21 Class A Preferred Shares") outstanding on March 1, 2023. The annual dividend rate for the Series 21 Class A Preferred Shares for the five-year period from and including March 1, 2023 to, but excluding March 1, 2028 is 6.302 percent.
On February 14, 2023, holders of an aggregate of 1,028,130 of the 16 million Series 21 Class A Preferred Shares elected to convert, on a one-for-one basis, their Series 21 Class A Preferred Shares into Cumulative Redeemable Floating Rate Class A Preferred Shares, Series 22 ("Series 22 Class A Preferred Shares"). As a result of the exercise of such conversion rights, Pembina has 14,971,870 Series 21 Class A Preferred Shares and 1,028,130 Series 22 Class A Preferred Shares issued and outstanding.The annual dividend rate applicable to the Series 22 Class A Preferred Shares for the three-month floating rate period: (i) from and including September 1, 2023, to, but excluding, December 1, 2023, is 8.333 percent and (ii) from and including December 1, 2023 to, but excluding March 1, 2024 is 8.421 percent.
Subsequent to the end of the third quarter, on November 1, 2023, Pembina announced that it did not intend to exercise its right to redeem the 10,000,000 Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 1 (the "Series 1 Class A Preferred Shares") outstanding on December 1, 2023 (the "Conversion Date"). If any Series 1 Class A Preferred Shares remain outstanding after the Conversion Date, the annual dividend rate for the Series 1 Class A Preferred Shares for the five-year period from and including December 1, 2023 to, but excluding December 1, 2028 will be 6.525 percent.
Pembina Pipeline Corporation Third Quarter 2023 29

If any Series 1 Class A Preferred Shares are converted into Cumulative Redeemable Floating Rate Class A Preferred Shares, Series 2 ("Series 2 Class A Preferred Shares") on the Conversion Date, the annual dividend rate applicable to the Series 2 Class A Preferred Shares for the three-month floating rate period from and including December 1, 2023, to, but excluding, March 1, 2024, will be 7.631 percent.
Preferred Share Dividends
Other than in respect of the Series 2021-A Class A Preferred Shares, the holders of Pembina's Class A Preferred Shares are entitled to receive fixed or floating cumulative dividends. Dividends on the Series 1, 3, 5, 7, 9, 21 and 22 Class A Preferred Shares are payable quarterly on the first day of March, June, September and December, if, as and when declared by the Board of Directors of Pembina. Dividends on the Series 15, 17 and 19 Class A Preferred Shares are payable on the last day of March, June, September and December in each year, if, as and when declared by the Board of Directors of Pembina. Dividends on the Series 25 Class A Preferred Shares are payable on the 15th day of February, May, August and November in each year, if, as and when declared by the Board of Directors of Pembina.
Dividends are not payable on the Series 2021-A Class A Preferred Shares, nor shall any dividends accumulate or accrue, prior to delivery of Series 2021-A Class A Preferred Shares to the holders of the Series 1 Subordinated Notes following the occurrence of certain bankruptcy or insolvency events in respect of Pembina. Thereafter, dividends on the Series 2021-A Class A Preferred Shares are payable on the 25th day of January and July in each year, if, as and when declared by the Board of Directors.
Outstanding Share Data

Issued and outstanding (thousands)(1)	October 27, 2023
Common shares	549,233
Stock options	11,569
Stock options exercisable	8,649
Series 1 Class A Preferred Shares	10,000
Series 3 Class A Preferred Shares	6,000
Series 5 Class A Preferred Shares	10,000
Series 7 Class A Preferred Shares	10,000
Series 9 Class A Preferred Shares	9,000
Series 15 Class A Preferred Shares	8,000
Series 17 Class A Preferred Shares	6,000
Series 19 Class A Preferred Shares	8,000
Series 21 Class A Preferred Shares	14,972
Series 22 Class A Preferred Shares	1,028
Series 25 Class A Preferred Shares	10,000
(1)    Pembina issued 600,000 Series 2021-A Class A Preferred Shares to the Computershare Trust Company of Canada, to be held in trust to satisfy its obligations under the indenture governing the Series 1 Subordinated Notes, in connection with the issuance of the Series 1 Subordinated Notes.
30 Pembina Pipeline Corporation Third Quarter 2023

6. CAPITAL EXPENDITURES

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2023	2022	2023	2022
Pipelines	130	75	313	264
Facilities	24	36	77	114
Marketing & New Ventures	4	7	7	53
Corporate and other projects	11	13	32	31
Total capital expenditures(1)	169	131	429	462
(1)    Includes $26 million for the three months ended September 30, 2023 (2022: $25 million) and $73 million for the nine months ended September 30, 2023 (2022: $122 million) related to non-recoverable sustainment activities.
In both the third quarter and first nine months of 2023 and 2022, Pipeline capital expenditures continued to be largely related to Pembina's Peace Pipeline system expansion projects. Pipeline capital expenditures in 2023 also included the reactivation of the Nipisi Pipeline system. Facilities capital expenditures in 2023 primarily related to Redwater expansion projects. In 2022, Facilities capital expenditures were primarily related to continued expansion at the Empress Co-generation Facility. In 2023, there were no significant projects for Marketing & New Ventures capital expenditures. In 2022, Marketing & New Ventures capital expenditures were primarily related to the purchase of linefill for the Phase VII Peace Pipeline expansion. Corporate capital expenditures in 2023 and 2022 related mainly to information technology infrastructure and systems development.
Future capital expenditures for the remaining months of 2023 are estimated to be between $195 million and $245 million and are primarily related to the construction of the Phase VIII Peace Pipeline Expansion, investments in smaller growth projects, including various laterals and terminals, and spending on projects previously placed into service. Of the total future capital expenditure, between $40 million to $50 million is designated for non-recoverable sustaining capital to ensure safe and reliable operations.
For contributions to equity accounted investees, refer to the "Segment Results - Equity Accounted Investees Overview by Division" section of this MD&A.
Pembina Pipeline Corporation Third Quarter 2023 31

7. SELECTED QUARTERLY INFORMATION
Selected Quarterly Operating Information

(mboe/d)	2023			2022				2021
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Volumes(1)(2)
Pipelines
Conventional Pipelines	1,034	881	900	1,024	977	937	897	959
Transmission Pipelines	582	580	594	593	577	564	621	616
Oil Sands Pipelines	979	977	973	976	977	975	975	996
Facilities
Gas Services	605	564	563	588	686	664	675	677
NGL Services	198	185	158	211	207	204	201	189
Total	3,398	3,187	3,188	3,392	3,424	3,344	3,369	3,437
Marketing & New Ventures
Marketed NGL	166	163	194	193	184	176	206	193
(1)    Revenue volumes. See the "Abbreviations" section of this MD&A for definition.
(2)    Includes Pembina's proportionate share of volumes from equity accounted investees.
Take-or-pay Contract Liabilities

($ millions)	2023			2022				2021
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Opening balance	40	26	3	15	27	25	3	21
Revenue deferred	65	51	49	48	55	51	48	43
Revenue recognized	(83)	(37)	(26)	(60)	(68)	(46)	(26)	(61)
Transfers to liabilities related to assets held for sale	—	—	—	—	3	(3)	—	—
Disposition	—	—	—	—	(2)	—	—	—
Ending take-or-pay contract liability balance	22	40	26	3	15	27	25	3
32 Pembina Pipeline Corporation Third Quarter 2023

Quarterly Financial Information

($ millions, except where noted)	2023			2022				2021
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	2,292	2,070	2,297	2,699	2,779	3,095	3,038	2,560
Net revenue(1)	1,073	858	946	1,043	1,030	1,020	1,154	1,084
Operating expenses	219	189	200	240	225	211	193	206
Realized loss (gain) on commodity-related derivative financial instruments	6	(14)	(24)	(10)	19	49	47	36
Share of profit from equity accounted investees	43	97	82	79	123	74	85	83
Gross profit	659	659	672	681	874	711	857	785
Adjusted EBITDA(1)	1,021	823	947	925	967	849	1,005	970
Earnings	346	363	369	243	1,829	418	481	80
Earnings per common share – basic (dollars)	0.58	0.60	0.61	0.39	3.24	0.70	0.81	0.08
Earnings per common share – diluted (dollars)	0.57	0.60	0.61	0.39	3.23	0.69	0.81	0.08
Cash flow from operating activities	644	653	458	947	723	604	655	697
Cash flow from operating activities per common share – basic (dollars)	1.17	1.19	0.83	1.72	1.30	1.09	1.19	1.27
Adjusted cash flow from operating activities(1)	659	606	634	690	588	683	700	734
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.20	1.10	1.15	1.25	1.07	1.23	1.27	1.33
Common shares outstanding (millions):
Weighted average – basic	549	550	550	551	554	554	551	550
Weighted average – diluted	550	551	551	553	556	557	552	551
End of period	549	549	550	550	552	555	552	550
Common share dividends declared	366	367	359	359	354	349	347	346
Dividends per common share	0.67	0.67	0.65	0.65	0.64	0.63	0.63	0.63
Preferred share dividends declared	31	31	28	32	31	32	31	33
Capital expenditures	169	123	137	143	131	152	179	176
Contributions to equity accounted investees	20	11	38	46	24	6	19	305
Distributions from equity accounted investees	202	191	199	235	138	145	155	128
(1)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
During the periods highlighted in the table above, there were new large-scale growth projects across Pembina's business being placed into service. The Company's financial and operating results have also been impacted by the volatility of commodity market prices, fluctuations in foreign exchange rates, and inflation. In addition to these factors, several other notable elements have impacted Pembina's financial and operating results during the specified periods above, including:
•higher contributions made to Alliance to redeem all of its issued and outstanding senior notes in the fourth quarter of 2021;
•impairments recognized on certain assets in Pipelines as a result of contract expirations in the fourth quarter of 2021;
•the completion of the PGI Transaction, which resulted in a gain recognized by Pembina of $1.1 billion in the third quarter of 2022 and other impacts to Pembina's earnings;
•the Ruby Settlement Agreement in the fourth quarter of 2022 with Ruby Pipeline, L.L.C. (the "Ruby Subsidiary") which provided for the payment in January 2023 from Pembina to the Ruby Subsidiary of U.S. $102 million in exchange for the release of Pembina from any causes of action arising in connection with, among other things, the prepetition distributions and the Ruby Subsidiary Bankruptcy (as defined below); and
•the Northern Pipeline system outage in the first and second quarter of 2023 and the Wildfires in the second quarter of 2023.
Pembina Pipeline Corporation Third Quarter 2023 33

Selected Quarterly Market Pricing

	2023			2022				2021
($ average)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
WTI (USD/bbl)	82.26	73.78	76.13	82.64	91.56	108.41	94.29	77.19
FX (USD/CAD)	1.34	1.34	1.35	1.36	1.31	1.28	1.27	1.26
AECO Natural Gas (CAD/GJ)	2.26	2.22	4.12	5.29	5.50	5.95	4.35	4.68
Station 2 Natural Gas (CAD/GJ)	2.08	1.79	2.74	3.06	2.94	6.45	4.46	3.51
Chicago Citygate Natural Gas (USD/mmbtu)	2.31	1.99	4.32	5.86	7.86	6.97	5.74	5.87
Mt Belvieu Propane (USD/gal)	0.69	0.68	0.82	0.80	1.08	1.25	1.31	1.25
Alberta Power Pool (CAD/MWh)	151.18	159.87	141.42	213.64	221.90	122.49	90.47	107.23
Pembina 20-day volume-weighted average share price	41.43	41.57	43.63	46.26	44.99	47.97	46.57	37.99

34 Pembina Pipeline Corporation Third Quarter 2023

8. SELECTED EQUITY ACCOUNTED INVESTEE INFORMATION
Loans and Borrowings of Equity Accounted Investees
Under equity accounting, the assets and liabilities of an investment are reported as a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". To assist readers' understanding and to evaluate the capitalization of Pembina's investments, loans and borrowings associated with investments in equity accounted investees are presented below based on Pembina's proportionate ownership in such investments, as at September 30, 2023. The loans and borrowings are presented and classified by the division in which the results for the investment are reported. Please refer to the "Abbreviations" section for a summary of Pembina's investments in equity accounted investees and the division in which their results are reported.

($ millions)(1)	September 30, 2023	December 31, 2022
Pipelines(2)	350	672
Facilities(3)	2,431	2,694
Total	2,781	3,366
(1)    Balances reflect Pembina's ownership percentage of the outstanding balance face value.
(2)    Balance at December 31, 2022 includes $322 million of loans and borrowings associated with Ruby, which were extinguished upon the completion of the sale of Ruby on January 13, 2023. Refer to "Financing Activities for Equity Accounted Investees" section below for further details.
(3)    December 31, 2022 balance includes $330 million, Pembina's ownership share of $550 million of loans and borrowings on a PGI credit facility funding the construction of the Key Access Pipeline System ("KAPS") project, which was fully repaid upon the closing of the sale of KAPS on April 26, 2023.
Financing Activities for Equity Accounted Investees
Ruby
The Ruby Subsidiary had U.S. $475 million principal amount (100 percent gross) of unsecured notes that matured on April 1, 2022 (the "2022 Notes"). On March 31, 2022, the Ruby Subsidiary filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the "Ruby Subsidiary Bankruptcy") as it lacked sufficient liquidity to satisfy its obligations under the 2022 Notes on the maturity date. On November 18, 2022, Pembina and certain of its subsidiaries entered into the Ruby Settlement Agreement with the Ruby Subsidiary which provided for the release of Pembina from any causes of action arising in connection with, among other things, the prepetition distributions and the Ruby Subsidiary Bankruptcy in exchange for a U.S. $102 million payment by Pembina to the Ruby Subsidiary. In January 2023, the United States Bankruptcy Court for the District of Delaware approved the Ruby Subsidiary's Chapter 11 plan of reorganization (the "Ruby Subsidiary Plan") and the Ruby Settlement Agreement. The Ruby Subsidiary Plan provided for the sale of the Ruby Subsidiary's reorganized equity to a third-party, which sale was completed on January 13, 2023, and the distribution of the sales proceeds and cash on hand of the Ruby Subsidiary to the creditors of the Ruby Subsidiary, including approximately U.S. $14 million to an affiliate of Pembina in respect of the subordinated notes issued by the Ruby Subsidiary to that Pembina affiliate. Following the completion of the sale of the Ruby Subsidiary's reorganized equity, Pembina ceased to have any ownership interest in the Ruby Pipeline.
Cedar LNG
Under Pembina's insurance contracts issued in support of the Cedar LNG project, Pembina is obligated to reimburse the costs incurred by certain of Cedar LNG's counterparties if, and only if, Cedar LNG fails to satisfy its obligations under its contracts with those counterparties. Pembina has an aggregate maximum exposure under these issued insurance contracts of $90 million, although any payment, if required, would be capped at the amount of costs actually incurred by the counterparty. Refer to "Accounting Policies & Estimates" section of this MD&A for further information on Pembina's insurance contracts provided to Cedar LNG.
Commitments to Equity Accounted Investees
Pembina has commitments to provide contributions to certain equity accounted investees based on annual budgets approved by the joint venture partners and contractual agreements.
Pembina Pipeline Corporation Third Quarter 2023 35

Credit Risk for Equity Accounted Investees
At September 30, 2023, Pembina's various equity accounted investees held letters of credit totaling $69 million (December 31, 2022: $75 million) primarily in respect of customer trade receivables.
9. RELATED PARTY TRANSACTIONS
Pembina enters into transactions with related parties in the normal course of business and all transactions are measured at their exchange amount, unless otherwise noted. Pembina contracts capacity from certain of its equity accounted investees, advances funds to support operations, provides letters of credit, including financial guarantees, and provides services, on a fixed fee and cost recovery basis, to certain equity accounted investees. These services are provided under separate service agreements.
PGI
Pembina provides management services to PGI for a fixed fee of $52 million per year, which is included in shared service revenue. Pembina also bills PGI for services provided on a cost recovery basis and for payments made by Pembina, on behalf of PGI, to third parties. Services provided to PGI for the three and nine months ended September 30, 2023 totaled $66 million and $194 million, respectively ($32 million between August 15, 2022 and September 30, 2022, following the closing of the PGI Transaction). PGI provides Pembina with extraction services under long-term fee-for-service arrangements, with total services received by Pembina from PGI for the three and nine months ended September 30, 2023 of $2 million and $10 million, respectively ($5 million between August 15, 2022 and September 30, 2022, following the closing of the PGI Transaction). As at September 30, 2023, trade receivables and other includes $26 million due from PGI (December 31, 2022: $41 million).
Ruby
During the first quarter of 2023, Pembina settled an advance due from Ruby for U.S. $14 million as well as a provision payable to Ruby for U.S. $102 million, both of which are related to the Ruby Subsidiary Bankruptcy. See "Selected Equity Accounted Investee Information – Financing Activities for Equity Accounted Investees" for further information.
Aux Sable
Pembina operates and provides oversight for the facilities owned by Aux Sable. As the operating partner, Pembina recovers operating costs, and other costs on a cost recovery basis. Total services provided by Pembina to Aux Sable for the three and nine months ended September 30, 2023 totaled $34 million and $99 million (2022: $26 million and $75 million), respectively.
Alliance
Pembina provides management services to Alliance for a fixed fee of $11 million per year (2022: $11 million), which is included in shared service revenue, and also provides services to Alliance on a cost recovery basis. Total services received by Pembina from Alliance for the three and nine months ended September 30, 2023 totaled $3 million and $9 million (2022: $3 million and $10 million), respectively.
Cedar LNG
During the third quarter of 2023, Pembina entered into amending agreements with Cedar LNG to fund U.S. $36 million of pre-final investment decision ("FID") costs. As at September 30, 2023, Pembina has a remaining commitment of U.S. $21 million to Cedar LNG for pre-FID costs. In addition, Pembina bills Cedar LNG for services provided on a cost recovery basis and for payments made by Pembina on behalf of Cedar LNG to third parties. Total services provided to Cedar LNG for the three and nine months ended September 30, 2023 totaled $4 million and $9 million (2022: $1 million and $3 million), respectively.
36 Pembina Pipeline Corporation Third Quarter 2023

10. ACCOUNTING POLICIES & ESTIMATES
Changes in Accounting Policies
The accounting policies used in preparing the Interim Financial Statements are described in Note 3 of Pembina's Consolidated Financial Statements. Except as noted below, there were no other new accounting standards or amendments to existing standards adopted in the nine months ended September 30, 2023 that have a material impact on Pembina's financial statements.
IFRS 17 Insurance Contracts
The Company adopted IFRS 17 Insurance Contracts effective January 1, 2023. IFRS 17 establishes principles for the recognition, measurement, presentation, and disclosure of insurance contracts. IFRS 17 has been applied using a full retrospective approach and as a result, the Company has restated certain comparative amounts. Refer to Note 2 of the Interim Financial Statements for further information.
Pembina's insurance contracts are comprised of a parental guarantee and letters of credit that it provides to the Company's joint venture, Cedar LNG. Under the contracts, Pembina will reimburse Cedar LNG's counterparties in the event that Cedar LNG is unable to pay its obligations when due. Pembina does not receive premiums from the joint venture or the counterparty for providing the insurance contract, and as a result the contracts are considered onerous. On initial recognition or when the contract is modified, Pembina recognizes the cost of providing the contract on behalf of the joint venture as an in-substance contribution to the joint venture. All other changes to the insurance liability are recognized in earnings.
Pembina applies judgments to determine the future probability and expected cashflows related to its insurance contracts. These judgments include assessing different scenarios for the likelihood that the Cedar LNG project will reach a positive FID and assessing the potential cash outflows that Pembina would be required to make under the different scenarios. A risk adjustment is then applied to the probability weighted cash outflows for the non-financial risks inherent in the scenarios, and the credit-adjusted discount rate is used to incorporate the financial risks of non-performance.
Amendments to IAS 1 – Disclosure of Accounting Policies
The Company adopted Amendments to IAS 1 Disclosure of Accounting Policies effective January 1, 2023. The amendments replace the requirement to disclose 'significant' accounting policies with a requirement to disclose 'material' accounting policies and establish guidance on how to apply the concept of materiality in determining material accounting policy disclosures.
The amendments had no impact on the policies disclosed in the Interim Financial Statements; rather, they will increase the emphasis on the material policies in the annual consolidated financial statements.
Critical Accounting Judgments & Estimates
Critical accounting judgments and estimates used in preparing the Interim Financial Statements are described in Note 2 of the Consolidated Financial Statements. The preparation of consolidated financial statements in conformity with IFRS requires management to make both judgments and estimates that could materially affect the amounts recognized in the financial statements. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. There have been no material changes to Pembina's critical accounting estimates and judgments during the three and nine months ended September 30, 2023.
Pembina Pipeline Corporation Third Quarter 2023 37

11. NON-GAAP & OTHER FINANCIAL MEASURES
Throughout this MD&A, Pembina has disclosed certain financial measures that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. These non-GAAP financial measures and ratios, together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.
In this MD&A, Pembina has disclosed the following non-GAAP financial measures and non-GAAP ratios: net revenue, earnings before interest, taxes, depreciation, and amortization ("adjusted EBITDA"), adjusted EBITDA per common share, adjusted EBITDA from equity accounted investees, adjusted cash flow from operating activities and adjusted cash flow from operating activities per common share.
Non-GAAP financial measures and ratios disclosed in this MD&A do not have any standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other issuers. The financial measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to, measures and ratios of Pembina's financial performance, or cash flows specified, defined or determined in accordance with IFRS, including revenue, earnings before income tax, share of profit from equity accounted investees and cash flow from operating activities.
Except as otherwise described herein, these non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.
Below is a description of each non-GAAP financial measure and non-GAAP ratio disclosed in this MD&A, together with, as applicable, disclosure of: the most directly comparable financial measure that is specified, defined and determined in accordance with GAAP to which each non-GAAP financial measure relates; a quantitative reconciliation of each non-GAAP financial measure to such directly comparable GAAP financial measure; the composition of each non-GAAP financial measure and non-GAAP ratio; an explanation of how each non-GAAP financial measure and non-GAAP ratio provides useful information to investors and the additional purposes, if any, for which management uses each non-GAAP financial measure and non-GAAP ratio; and an explanation of the reason for any change in the label or composition of each non-GAAP financial measure and non-GAAP ratio from what was previously disclosed.
Net Revenue
Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold including product purchases. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results in Marketing & New Ventures and Facilities, to aggregate revenue generated by each of the Company's divisions and to set comparable objectives. The most directly comparable financial measure to net revenue that is specified, defined and determined in accordance with GAAP and disclosed in Pembina's financial statements is revenue.

3 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Revenue	734	645	233	314	1,512	1,979	(187)	(159)	2,292	2,779
Cost of goods sold, including product purchases	6	—	—	4	1,347	1,824	(134)	(79)	1,219	1,749
Net revenue	728	645	233	310	165	155	(53)	(80)	1,073	1,030

38 Pembina Pipeline Corporation Third Quarter 2023

9 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Revenue	1,970	1,822	661	1,031	4,427	6,550	(399)	(491)	6,659	8,912
Cost of goods sold, including product purchases	6	—	—	6	4,033	5,948	(257)	(246)	3,782	5,708
Net revenue	1,964	1,822	661	1,025	394	602	(142)	(245)	2,877	3,204
Adjusted EBITDA and adjusted EBITDA per Common Share
Adjusted EBITDA is a non-GAAP financial measure and is calculated as earnings before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses.
Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations.
Management believes that adjusted EBITDA provides useful information to investors as it is an important indicator of Pembina's ability to generate liquidity through cash flow from operating activities and equity accounted investees. Management also believes that adjusted EBITDA provides an indicator of operating income generated from capital expenditures, which includes operational finance income and gains from lessor lease arrangements. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing Pembina, including calculating financial and leverage ratios. Management utilizes adjusted EBITDA to set objectives and as a key performance indicator of the Company's success. Pembina presents adjusted EBITDA as management believes it is a measure frequently used by analysts, investors and other stakeholders in evaluating the Company's financial performance.
Adjusted EBITDA per common share is a non-GAAP ratio which is calculated by dividing adjusted EBITDA by the weighted average number of common shares outstanding.

3 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions, except per share amounts)
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Earnings (loss) before income tax	437	377	179	1,273	(4)	249	(170)	(158)	442	1,741
Adjustments to share of profit from equity accounted investees and other	42	40	100	96	65	(12)	—	—	207	124
Net finance cost	7	7	2	1	11	23	110	109	130	140
Depreciation and amortization	104	97	38	27	11	12	11	10	164	146
Unrealized loss (gain) on commodity-related derivative financial instruments	—	—	—	3	78	(105)	—	—	78	(102)
Gain on PGI Transaction	—	—	—	(1,110)	—	—	—	—	—	(1,110)
Transaction costs incurred in respect of acquisitions, loss on disposal of assets and non-cash provisions	1	14	—	1	(2)	13	1	—	—	28
Adjusted EBITDA	591	535	319	291	159	180	(48)	(39)	1,021	967
Adjusted EBITDA per common share – basic (dollars)									1.86	1.74
Pembina Pipeline Corporation Third Quarter 2023 39

9 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions, except per share amounts)
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Earnings (loss) before income tax	1,163	1,120	467	1,670	231	601	(487)	(502)	1,374	2,889
Adjustments to share of profit from equity accounted investees and other	127	131	303	164	78	25	—	—	508	320
Net finance costs	22	22	6	10	8	32	314	309	350	373
Depreciation and amortization	305	292	113	162	34	34	33	33	485	521
Unrealized (gain) loss on commodity-related derivative financial instruments	—	—	—	(48)	78	(144)	—	—	78	(192)
Gain on PGI Transaction	—	—	—	(1,110)	—	—	—	—	—	(1,110)
Transaction costs incurred in respect of acquisitions, transformation and restructuring costs, contract dispute settlement, gain on disposal of assets and non-cash provisions	—	14	—	1	(5)	2	1	3	(4)	20
Adjusted EBITDA	1,617	1,579	889	849	424	550	(139)	(157)	2,791	2,821
Adjusted EBITDA per common share – basic (dollars)									5.08	5.10
Adjusted EBITDA from Equity Accounted Investees
In accordance with IFRS, Pembina's joint ventures are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Net earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". The adjustments made to earnings, in adjusted EBITDA above, are also made to share of profit from investments in equity accounted investees. Cash contributions and distributions from investments in equity accounted investees represent Pembina's share paid and received in the period to and from the investments in equity accounted investees.
To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA.

3 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2023	2022	2023	2022	2023	2022	2023	2022
Share of profit (loss) from equity accounted investees	23	39	68	15	(48)	69	43	123
Adjustments to share of profit from equity accounted investees:
Net finance costs	5	2	22	23	1	2	28	27
Income tax (recovery) expense	(1)	—	20	1	—	—	19	1
Depreciation and amortization	38	38	51	50	6	6	95	94
Unrealized loss (gain) on commodity-related derivative financial instruments	—	—	—	16	—	(20)	—	(4)
Transaction costs incurred in respect of acquisitions, non-cash provisions and other	—	—	7	6	58	—	65	6
Total adjustments to share of profit from equity accounted investees	42	40	100	96	65	(12)	207	124
Adjusted EBITDA from equity accounted investees	65	79	168	111	17	57	250	247
40 Pembina Pipeline Corporation Third Quarter 2023

9 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2023	2022	2023	2022	2023	2022	2023	2022
Share of profit (loss) from equity accounted investees	78	127	185	59	(41)	96	222	282
Adjustments to share of profit from equity accounted investees:
Net finance costs	15	18	76	42	1	1	92	61
Income tax expense	—	—	54	1	—	—	54	1
Depreciation and amortization	112	113	147	99	19	18	278	230
Unrealized loss on commodity-related derivative financial instruments	—	—	9	16	—	6	9	22
Transaction costs incurred in respect of acquisitions, non-cash provisions and other	—	—	17	6	58	—	75	6
Total adjustments to share of profit from equity accounted investees	127	131	303	164	78	25	508	320
Adjusted EBITDA from equity accounted investees	205	258	488	223	37	121	730	602
Adjusted Cash Flow from Operating Activities and Adjusted Cash Flow from Operating Activities per Common Share
Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based compensation payments, and deducting preferred share dividends paid. Adjusted cash flow from operating activities deducts preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to include current tax expense and accrued share-based payment expense as it allows management to better assess the obligations discussed below. Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Adjusted cash flow from operating activities per common share is a non-GAAP financial ratio which is calculated by dividing adjusted cash flow from operating activities by the weighted average number of common shares outstanding.

	3 Months Ended September 30		9 Months Ended September 30
($ millions, except per share amounts)	2023	2022	2023	2022
Cash flow from operating activities	644	723	1,755	1,982
Cash flow from operating activities per common share – basic (dollars)	1.17	1.30	3.19	3.58
Add (deduct):
Change in non-cash operating working capital	76	(99)	264	43
Current tax expense	(94)	(70)	(271)	(245)
Taxes paid, net of foreign exchange	74	68	187	306
Accrued share-based payment expense	(10)	(3)	(23)	(66)
Share-based compensation payment	—	—	77	45
Preferred share dividends paid	(31)	(31)	(90)	(94)
Adjusted cash flow from operating activities	659	588	1,899	1,971
Adjusted cash flow from operating activities per common share – basic (dollars)	1.20	1.07	3.45	3.57

Pembina Pipeline Corporation Third Quarter 2023 41

12. OTHER
Risk Management
Pembina's risk management strategies, policies and limits, ensure risks and exposures are aligned to its business strategy and risk tolerance. Pembina's Board of Directors is responsible for providing risk management oversight at Pembina and oversees how management monitors compliance with Pembina's risk management policies and procedures and reviews the adequacy of this risk framework in relation to the risks faced by Pembina.
Pembina has exposure to counterparty credit risk, liquidity risk and market risk. Pembina utilizes derivative instruments to stabilize the results of its business and, as at September 30, 2023, the Company has entered into certain financial derivative contracts in order to manage commodity price, interest rate, cost of power and foreign exchange risk. Pembina has also entered into power purchase agreements to secure cost-competitive renewable energy, fix the price for a portion of the power Pembina consumes, and reduce its emissions. For more information on Pembina's financial instruments, including classification assumptions made in the calculation of fair value, refer to Note 12 to the Interim Financial Statements.
Disclosure Controls and Procedures ("DC&P") and Internal Control over Financial Reporting ("ICFR")
Management's Report on Internal Control over Financial Reporting
Pembina's management is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings. The objective of this instrument is to improve the quality, reliability and transparency of information that is filed or submitted under Canadian securities legislation.
The President and Chief Executive Officer and Senior Vice President and Chief Financial Officer have designed, with the assistance of management, DC&P and ICFR to provide reasonable assurance that material information relating to Pembina's business is made known to them, is reported on a timely basis, that financial reporting is reliable and that financial statements prepared for external purposes are in accordance with IFRS.
Changes in Internal Control Over Financial Reporting
There were no changes in the third quarter of 2023 that had or are likely to have a material impact on Pembina's ICFR.
42 Pembina Pipeline Corporation Third Quarter 2023

13. ABBREVIATIONS
The following is a list of abbreviations that may be used in this MD&A:

Other
AECO	Alberta Energy Company benchmark price for natural gas
B.C.	British Columbia
GAAP	Canadian generally accepted accounting principles
IFRS	International Financial Reporting Standards
NGL	Natural gas liquids
U.S.	United States
WCSB	Western Canadian Sedimentary Basin
Deep cut	Ethane-plus capacity extraction gas processing capabilities
Shallow cut	Sweet gas processing with propane and/or condensate-plus extraction capabilities
Volumes
Volumes for Pipelines and Facilities are revenue volumes, defined as physical volumes plus volumes from take-or-pay commitments. Volumes for Marketing & New Ventures are marketed NGL volumes. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio, and also include revenue volumes from Pembina's equity accounted investees.

Measurement
bpd	barrels per day
mbbls	thousands of barrels
mbpd	thousands of barrels per day
mmbpd	millions of barrels per day
mmbbls	millions of barrels
mboe/d	thousands of barrels of oil equivalent per day
mmboe/d	millions of barrels of oil equivalent per day
MMcf/d	millions of cubic feet per day
bcf/d	billions of cubic feet per day
km	kilometer

Pembina Pipeline Corporation Third Quarter 2023 43

Investments in Equity Accounted Investees
Pipelines:
Alliance	50 percent interest in both Alliance Pipeline Limited Partnership and Alliance Pipeline L.P.
Ruby	50 percent convertible, cumulative preferred interest in Ruby Pipeline Holding Company L.L.C. On January 13, 2023, pursuant to the Ruby Subsidiary Plan, Ruby Pipeline Holding Company L.L.C sold its equity interest in the Ruby Subsidiary. As a result, Pembina ceased to have an interest in the Ruby Pipeline.
Grand Valley	75 percent interest in Grand Valley 1 Limited Partnership wind farm
Facilities:
PGI	60 percent interest in Pembina Gas Infrastructure Inc., a premier gas processing entity in Western Canada serving customers throughout the Montney and Duvernay trends from central Alberta to northeast British Columbia
Veresen Midstream
Prior to August 15, 2022, Pembina owned a 45 percent interest in Veresen Midstream Limited Partnership, which owns assets in western Canada serving the Montney geological play in northwestern Alberta and northeastern B.C. including gas processing plants and gas gathering pipelines and compression. On August 15, 2022, Pembina contributed its equity interest in Veresen Midstream to PGI, resulting in Pembina holding a 60 percent interest indirectly through its investment in PGI.

Fort Corp	50 percent interest in Fort Saskatchewan Ethylene Storage Limited Partnership and Fort Saskatchewan Ethylene Corporation
Marketing & New Ventures:
Aux Sable
An ownership interest in Aux Sable (approximately 42.7 percent in Aux Sable U.S. and 50 percent in Aux Sable Canada), which includes an NGL fractionation facility and gas processing capacity near Chicago, Illinois and other natural gas and NGL processing facilities, logistics and distribution assets in the U.S. and Canada, and transportation contracts on Alliance

CKPC	50 percent interest in Canada Kuwait Petrochemical Corporation and the PDH/PP Facility which was cancelled in the third quarter of 2022
Cedar LNG	49.9 percent interest in Cedar LNG Partners LP and the proposed floating LNG facility in Kitimat, British Columbia, Canada
ACG	50 percent interest in Alberta Carbon Grid Heartland Limited Partnership and the proposed Heartland carbon dioxide transportation and sequestration system.
Readers are referred to the AIF for the year ended December 31, 2022 for additional descriptions, which is available at www.sedarplus.ca, www.sec.gov and through Pembina’s website at www.pembina.com.
44 Pembina Pipeline Corporation Third Quarter 2023

14. FORWARD-LOOKING STATEMENTS & INFORMATION
In the interest of providing Pembina's security holders and potential investors with information regarding Pembina, including management's assessment of the Company's future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or forward-looking information (collectively, "forward-looking statements"). Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "would", "believe", "plan", "intend", "design", "target", "undertake", "view", "indicate", "maintain", "explore", "entail", "schedule", "objective", "strategy", "likely", "potential", "outlook", "aim", "purpose", "goal" and similar expressions suggesting future events or future performance.
By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These forward-looking statements speak only as of the date of the MD&A.
In particular, this MD&A contains forward-looking statements pertaining to the following:
•future levels and sustainability of cash dividends that Pembina intends to pay to its shareholders and the dividend payment dates;
•planning, construction, locations, capital expenditure estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, contractual arrangements, completion and in-service dates, rights, sources of product, activities, benefits and operations with respect to new construction of, or expansions on existing, pipelines, systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of Pembina's new projects on its future financial performance;
•future pipeline, processing, fractionation and storage facility and system operations and throughput levels;
•treatment under existing and proposed governmental regulatory regimes, including taxes, environmental, project assessment and GHG laws and regulations;
•Pembina's strategy and the development and expected timing of new business; initiatives and growth opportunities and the impact thereof;
•increased throughput potential, processing capacity and fractionation capacity due to increased oil and gas industry activity and new connections and other initiatives on Pembina's pipelines and at Pembina's facilities;
•expected future cash flows and the sufficiency thereof, financial strength, sources of and access to funds at acceptable rates, future contractual obligations, future financing options, availability of capital for capital expenditures, operating obligations, dividends, debt maturities and the use of proceeds from financings;
•Pembina's capital structure, including the sufficiency of the amount of leverage employed therein and future actions that may be taken with respect thereto, including expectations regarding the repurchase or redemption of common shares, repayments of existing debt, new borrowings, equity or hybrid securities issuances and the timing thereof;
•potential actions undertaken by Pembina to mitigate counterparty risk;
•tolls and tariffs and processing, transportation, fractionation, storage and services commitments and contracts;
•the outcomes and effectiveness of Pembina's DC&P and ICFR;
•operating risks, including the amount of future liabilities related to pipelines spills and other environmental incidents;
•the expected demand for, and prices and inventory levels of, crude oil and other petroleum products, including NGL;
•the development and anticipated benefits of Pembina's new projects and developments, including the Phase VIII Peace Pipeline Expansion, RFS IV, the Cedar LNG project and ACG, including the timing thereof; and
•the impact of current market conditions on Pembina.

Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements based on information currently available to Pembina. These factors and assumptions include, but are not limited to:
•oil and gas industry exploration and development activity levels and the geographic region of such activity;
•the success of Pembina's operations;
•prevailing commodity prices, interest rates, carbon prices, tax rates, exchange rates and inflation rates;
•the ability of Pembina to maintain current credit ratings;
•the availability and cost of capital to fund future capital requirements relating to existing assets, projects and the repayment of refinancing existing debt as it becomes due;
•expectations regarding Pembina's pension plan;
•future operating costs including geotechnical and integrity costs being consistent with historical costs;
•oil and gas industry compensation levels remaining consistent;
•in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that there are no supply chain disruptions impacting Pembina's ability to obtain required equipment, materials or labour; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities, and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;
•in respect of the stability of Pembina's dividends: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to agreements will continue to perform their obligations in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects; current operations or the repayment or refinancing of existing debt as it becomes due;
•prevailing regulatory, tax and environmental laws and regulations and tax pool utilization; and
•the amount of future liabilities relating to lawsuits and environmental incidents and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).
The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:
•the regulatory environment and decisions and Indigenous and landowner consultation requirements;
•the impact of competitive entities and pricing;
•reliance on third parties to successfully operate and maintain certain assets;
•labour and material shortages;
•reliance on key relationships, joint venture partners, and agreements and the outcome of stakeholder engagement;
•the strength and operations of the oil and natural gas production industry and related commodity prices;
•non-performance or default by counterparties to agreements which Pembina or one or more of its subsidiaries has entered into in respect of its business;
•actions by joint venture partners or other partners which hold interests in certain of Pembina's assets;
•actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates, changes in regulatory processes or increased environmental regulation;
•fluctuations in operating results;
•adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide, resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation rates, commodity prices, supply/demand trends and overall industry activity levels;
•constraints on, or the unavailability of adequate infrastructure;
•the political environment in North America and elsewhere, and public opinion;
•ability to access various sources of debt and equity capital on acceptable terms;
•adverse changes in credit ratings;
•counterparty credit risk;
•technology and security risks, including cyber-security risks;
•natural catastrophes; and
•the other factors discussed under "Risk Factors" in Pembina's MD&A and AIF for the year ended December 31, 2022, which are available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Management approved the 2023 capital expenditure guidance contained herein as of the date of MD&A. The purpose of the 2023 capital expenditure guidance is to assist readers in understanding Pembina's expected future capital expenditures, and this information may not be appropriate for other purposes. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.
Pembina Pipeline Corporation Third Quarter 2023 45

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited)

($ millions)	September 30, 2023	December 31, 2022
Assets Current assets
Cash and cash equivalents	86	94
Trade receivables and other	843	912
Inventory	329	269
Derivative financial instruments (Note 12)	34	87
	1,292	1,362
Non-current assets
Property, plant and equipment (Note 5)	15,516	15,518
Intangible assets and goodwill	6,097	6,131
Investments in equity accounted investees (Note 6)	6,996	7,382
Right-of-use assets	498	518
Finance lease receivables	234	219
Deferred tax assets	219	261
Derivative financial instruments (Note 12)	30	42
Other assets	85	54
	29,675	30,125
Total assets	30,967	31,487
Liabilities and equity Current liabilities
Trade payables and other	1,064	1,266
Loans and borrowings (Note 7)	650	600
Lease liabilities	74	79
Contract liabilities (Note 9)	58	56
Income tax payable	10	—
Derivative financial instruments (Note 12)	58	57
	1,914	2,058
Non-current liabilities
Loans and borrowings (Note 7)	9,329	9,405
Subordinated hybrid notes (Note 7)	595	595
Lease liabilities	562	596
Decommissioning provision	257	259
Contract liabilities (Note 9)	134	138
Deferred tax liabilities	2,492	2,507
Other liabilities	52	140
	13,421	13,640
Total liabilities	15,335	15,698
Equity
Attributable to shareholders	15,572	15,729
Attributable to non-controlling interest	60	60
Total equity	15,632	15,789
Total liabilities and equity	30,967	31,487
See accompanying notes to the condensed consolidated interim financial statements

46 Pembina Pipeline Corporation Third Quarter 2023

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(unaudited)

	3 Months Ended September 30		9 Months Ended September 30
($ millions, except per share amounts)	2023	2022	2023	2022
Revenue (Note 9)	2,292	2,779	6,659	8,912
Cost of sales (Note 4)	1,592	2,111	4,845	6,829
Loss (gain) on commodity-related derivative financial instruments	84	(83)	46	(77)
Share of profit from equity accounted investees (Note 6)	43	123	222	282
Gross profit	659	874	1,990	2,442
General and administrative	104	76	280	273
Other (income) expense	(17)	27	(14)	17
Gain on Pembina Gas Infrastructure Transaction	—	(1,110)	—	(1,110)
Results from operating activities	572	1,881	1,724	3,262
Net finance costs (Note 10)	130	140	350	373
Earnings before income tax	442	1,741	1,374	2,889
Current tax expense	94	70	271	245
Deferred tax expense (recovery)	2	(158)	25	(84)
Income tax expense (recovery)	96	(88)	296	161
Earnings	346	1,829	1,078	2,728
Other comprehensive income (loss), net of tax (Note 11)
Exchange gain on translation of foreign operations	100	271	6	341
Impact of hedging activities	(10)	(13)	(7)	(5)
Other comprehensive income (loss), net of tax	90	258	(1)	336
Total comprehensive income attributable to shareholders	436	2,087	1,077	3,064
Earnings attributable to common shareholders, net of preferred share dividends	316	1,795	982	2,628
Earnings per common share – basic (dollars)	0.58	3.24	1.79	4.75
Earnings per common share – diluted (dollars)	0.57	3.23	1.78	4.73
Weighted average number of common shares (millions)
Basic	549	554	550	553
Diluted	550	556	551	555
See accompanying notes to the condensed consolidated interim financial statements
Pembina Pipeline Corporation Third Quarter 2023 47

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(unaudited)

	Attributable to Shareholders of the Company						Total Equity
($ millions)	Common Share Capital	Preferred Share Capital	Deficit	AOCI(1)	Total	Non-Controlling Interest
December 31, 2022	15,793	2,208	(2,613)	341	15,729	60	15,789
Total comprehensive income (loss)
Earnings	—	—	1,078	—	1,078	—	1,078
Other comprehensive loss (Note 11)	—	—	—	(1)	(1)	—	(1)
Total comprehensive income (loss)	—	—	1,078	(1)	1,077	—	1,077
Transactions with shareholders of the Company (Note 8)
Part VI.1 tax on preferred shares	—	(7)	—	—	(7)	—	(7)
Repurchase of common shares	(34)	—	(16)	—	(50)	—	(50)
Share-based payment transactions	5	—	—	—	5	—	5
Dividends declared – common	—	—	(1,092)	—	(1,092)	—	(1,092)
Dividends declared – preferred	—	—	(90)	—	(90)	—	(90)
Total transactions with shareholders of the Company	(29)	(7)	(1,198)	—	(1,234)	—	(1,234)
September 30, 2023	15,764	2,201	(2,733)	340	15,572	60	15,632

December 31, 2021	15,678	2,517	(3,920)	28	14,303	60	14,363
Total comprehensive income
Earnings	—	—	2,728	—	2,728	—	2,728
Other comprehensive income	—	—	—	336	336	—	336
Total comprehensive income	—	—	2,728	336	3,064	—	3,064
Transactions with shareholders of the Company (Note 8)
Part VI.1 tax on preferred shares	—	(7)	—	—	(7)	—	(7)
Repurchase of common shares	(152)	—	(97)	—	(249)	—	(249)
Share-based payment transactions	316	—	—	—	316	—	316
Dividends declared – common	—	—	(1,050)	—	(1,050)	—	(1,050)
Dividends declared – preferred	—	—	(94)	—	(94)	—	(94)
Total transactions with shareholders of the Company	164	(7)	(1,241)	—	(1,084)	—	(1,084)
September 30, 2022	15,842	2,510	(2,433)	364	16,283	60	16,343
(1)    Accumulated Other Comprehensive Income (loss) ("AOCI").
See accompanying notes to the condensed consolidated interim financial statements
48 Pembina Pipeline Corporation Third Quarter 2023

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited)

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2023	2022	2023	2022
Cash provided by (used in)
Operating activities
Earnings	346	1,829	1,078	2,728
Adjustments for items not involving cash:
Share of profit from equity accounted investees	(43)	(123)	(222)	(282)
Depreciation and amortization	164	146	485	521
Gain on Pembina Gas Infrastructure Transaction	—	(1,110)	—	(1,110)
Unrealized loss (gain) on commodity-related derivative financial instruments	78	(102)	78	(192)
Net finance costs	130	140	350	373
Share-based compensation expense	11	5	26	77
Income tax expense (recovery)	96	(88)	296	161
(Gain) loss on asset disposal	(16)	12	(19)	(2)
Cash items paid or received:
Distributions from equity accounted investees	202	138	592	438
Net interest paid	(126)	(122)	(349)	(341)
Share-based compensation payment	—	—	(77)	(45)
Taxes paid	(74)	(68)	(187)	(306)
Change in non-cash operating working capital	(76)	99	(264)	(43)
Net change in contract liabilities	(23)	(19)	—	21
Other	(25)	(14)	(32)	(16)
Cash flow from operating activities	644	723	1,755	1,982
Financing activities
Net (decrease) increase in bank borrowings	(35)	(115)	82	(94)
Proceeds from issuance of long-term debt, net of issue costs	—	—	491	—
Repayment of long-term debt	—	(425)	(600)	(550)
Repayment of lease liability	(18)	(20)	(58)	(65)
Exercise of stock options	—	7	1	309
Repurchase of common shares	—	(155)	(50)	(249)
Common share dividends paid	(366)	(349)	(1,092)	(1,045)
Preferred share dividends paid	(31)	(31)	(90)	(94)
Cash flow used in financing activities	(450)	(1,088)	(1,316)	(1,788)
Investing activities
Capital expenditures	(169)	(131)	(429)	(462)
Contributions to equity accounted investees	(16)	(17)	(65)	(42)
Net proceeds from disposition	—	609	—	609
Proceeds from sale of assets	—	1	15	26
Receipt of finance lease payments	2	6	9	12
Interest paid during construction	(4)	(3)	(10)	(18)
Return of capital from equity accounted investees	—	—	26	—
Changes in non-cash investing working capital and other	21	(18)	8	(66)
Cash flow used in investing activities	(166)	447	(446)	59
Change in cash and cash equivalents	28	82	(7)	253
Effect of movement in exchange rates on cash held	1	8	(1)	12
Cash and cash equivalents, beginning of period	70	218	107	43
Cash and cash equivalents, end of period	99	308	99	308
Long-term restricted cash included in other assets	13	14	13	14
Short-term cash and cash equivalents, end of period	86	294	86	294
See accompanying notes to the condensed consolidated interim financial statements
Pembina Pipeline Corporation Third Quarter 2023 49

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS
1. REPORTING ENTITY
Pembina Pipeline Corporation ("Pembina" or the "Company") is a Calgary-based, leading transportation and midstream service provider serving North America's energy industry. These condensed consolidated unaudited interim financial statements ("Interim Financial Statements") include the accounts of the Company, its subsidiary companies, partnerships and any investments in associates and joint arrangements as at and for the three and nine months ended September 30, 2023.
Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector.
These Interim Financial Statements and the notes hereto have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. The accounting policies applied are in accordance with International Financial Reporting Standards ("IFRS"), other than as described in Note 2, are consistent with the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2022 ("Consolidated Financial Statements"), and should be read in conjunction with those Consolidated Financial Statements. The Interim Financial Statements were authorized for issue by Pembina's Board of Directors on November 2, 2023.
Use of Estimates and Judgments
Management is required to make estimates and assumptions and use judgment in the application of accounting policies that could have a significant impact on the amounts recognized in the Interim Financial Statements. Actual results may differ from estimates and those differences may be material. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. There have been no material changes to Pembina's critical accounting estimates and judgments during the three and nine months ended September 30, 2023.
50 Pembina Pipeline Corporation Third Quarter 2023

2. CHANGES IN ACCOUNTING POLICIES
IFRS 17 Insurance Contracts
The Company adopted IFRS 17 Insurance Contracts effective January 1, 2023. IFRS 17 establishes principles for the recognition, measurement, presentation, and disclosure of insurance contracts. IFRS 17 has been applied using a full retrospective approach and as a result, the Company has restated certain comparative amounts.
Pembina's insurance contracts are comprised of a parental guarantee and letters of credit that it provides to the Company's joint venture, Cedar LNG. Under the contracts, Pembina will reimburse Cedar LNG's counterparties in the event that Cedar LNG is unable to pay its obligations when due. Pembina does not receive premiums from the joint venture or the counterparty for providing the insurance contract, and as a result the contracts are considered onerous. On initial recognition or when the contract is modified, Pembina recognizes the cost of providing the contract on behalf of the joint venture as an in-substance contribution to the joint venture. All other changes to the insurance liability are recognized in earnings.
Pembina applies judgments to determine the future probability and expected cashflows related to its insurance contracts. These judgments include assessing different scenarios for the likelihood that the Cedar LNG project will reach a positive final investment decision ("FID") and assessing the potential cash outflows that Pembina would be required to make under the different scenarios. A risk adjustment is then applied to the probability weighted cash outflows for the non-financial risks inherent in the scenarios, and the credit-adjusted discount rate is used to incorporate the financial risks of non-performance.
As a result of the initial adoption, Pembina's consolidated statement of financial position as at December 31, 2022, was restated to include an additional $12 million in investments in equity accounted investees and trade payables and other. As at September 30, 2023, trade payables and other related to insurance contracts was $21 million.
Amendments to IAS 1 – Disclosure of Accounting Policies
The Company adopted Amendments to IAS 1 Disclosure of Accounting Policies effective January 1, 2023. The amendments replace the requirement to disclose 'significant' accounting policies with a requirement to disclose 'material' accounting policies and establish guidance on how to apply the concept of materiality in determining material accounting policy disclosures.
The amendments had no impact on the policies disclosed in the Interim Financial Statements; rather, they will increase the emphasis on the material policies in the annual consolidated financial statements.
3. DETERMINATION OF FAIR VALUES
Several of Pembina's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the methods set out in the Consolidated Financial Statements. These methods have been applied consistently to all periods presented in these Interim Financial Statements.

Pembina Pipeline Corporation Third Quarter 2023 51

4. OPERATING SEGMENTS
Pembina's operating segments are organized by three divisions: Pipelines, Facilities and Marketing & New Ventures.

3 Months Ended September 30, 2023	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-segment Eliminations	Total
($ millions)
Revenue from external customers(3)	675	92	1,512	13	2,292
Inter-segment revenue	59	141	—	(200)	—
Total revenue(4)	734	233	1,512	(187)	2,292
Operating expenses	192	95	3	(71)	219
Cost of goods sold, including product purchases	6	—	1,347	(134)	1,219
Depreciation and amortization included in operations	104	38	11	1	154
Cost of sales	302	133	1,361	(204)	1,592
Realized loss on commodity-related derivative financial instruments	—	—	6	—	6
Share of profit (loss) from equity accounted investees	23	68	(48)	—	43
Unrealized loss on commodity-related derivative financial instruments	—	—	78	—	78
Gross profit	455	168	19	17	659
Depreciation included in general and administrative	—	—	—	10	10
Other general and administrative	11	3	13	67	94
Other income	—	(16)	(1)	—	(17)
Reportable segment results from operating activities	444	181	7	(60)	572
Net finance costs	7	2	11	110	130
Reportable segment earnings (loss) before tax	437	179	(4)	(170)	442
Capital expenditures	130	24	4	11	169
Contributions to equity accounted investees	—	—	20	—	20

3 Months Ended September 30, 2022	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-segment Eliminations	Total
($ millions)
Revenue from external customers(3)	608	192	1,979	—	2,779
Inter-segment revenue	37	122	—	(159)	—
Total revenue(4)	645	314	1,979	(159)	2,779
Operating expenses	175	132	—	(82)	225
Cost of goods sold, including product purchases	—	4	1,824	(79)	1,749
Depreciation and amortization included in operations	97	27	12	1	137
Cost of sales	272	163	1,836	(160)	2,111
Realized (gain) loss on commodity-related derivative financial instruments	—	(3)	22	—	19
Share of profit from equity accounted investees	39	15	69	—	123
Unrealized loss (gain) on commodity-related derivative financial instruments	—	3	(105)	—	(102)
Gross profit	412	166	295	1	874
Depreciation included in general and administrative	—	—	—	9	9
Other general and administrative	15	1	9	42	67
Other expense (income)	13	1	14	(1)	27
Gain on Pembina Gas Infrastructure Transaction	—	(1,110)	—	—	(1,110)
Reportable segment results from operating activities	384	1,274	272	(49)	1,881
Net finance costs	7	1	23	109	140
Reportable segment earnings (loss) before tax	377	1,273	249	(158)	1,741
Capital expenditures	75	36	7	13	131
Contributions to equity accounted investees	—	17	7	—	24
(1)    Pipelines transportation revenue includes $78 million (2022: $69 million) associated with U.S. pipeline revenue.
(2)    Marketing & New Ventures includes revenue of $59 million (2022: $112 million) associated with U.S. midstream sales.
(3)    Includes $16 million of fixed fee income (2022: nil) related to shared service agreements with joint ventures.
(4)    During the three months ended September 30, 2023 and 2022, no one customer accounted for 10 percent or more of total revenues reported throughout all segments.

52 Pembina Pipeline Corporation Third Quarter 2023

9 Months Ended September 30, 2023	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-segment Eliminations	Total
($ millions)
Revenue from external customers(3)	1,851	346	4,427	35	6,659
Inter-segment revenue	119	315	—	(434)	—
Total revenue(4)	1,970	661	4,427	(399)	6,659
Operating expenses	524	265	3	(184)	608
Cost of goods sold, including product purchases	6	—	4,033	(257)	3,782
Depreciation and amortization included in operations	304	113	34	4	455
Cost of sales	834	378	4,070	(437)	4,845
Realized gain on commodity-related derivative financial instruments	—	—	(32)	—	(32)
Unrealized loss on commodity-related derivative financial instruments	—	—	78	—	78
Share of profit (loss) from equity accounted investees	78	185	(41)	—	222
Gross profit	1,214	468	270	38	1,990
Depreciation included in general and administrative	1	—	—	29	30
Other general and administrative	28	11	29	182	250
Other (income) expense	—	(16)	2	—	(14)
Reportable segment results from operating activities	1,185	473	239	(173)	1,724
Net finance costs	22	6	8	314	350
Reportable segment earnings (loss) before tax	1,163	467	231	(487)	1,374
Capital expenditures	313	77	7	32	429
Contributions to equity accounted investees	1	33	35	—	69

9 Months Ended September 30, 2022	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-segment Eliminations	Total
($ millions)
Revenue from external customers(3)	1,696	666	6,550	—	8,912
Inter-segment revenue	126	365	—	(491)	—
Total revenue(4)	1,822	1,031	6,550	(491)	8,912
Operating expenses	472	407	—	(250)	629
Cost of goods sold, including product purchases	—	6	5,948	(246)	5,708
Depreciation and amortization included in operations	292	162	34	4	492
Cost of sales	764	575	5,982	(492)	6,829
Realized (gain) loss on commodity-related derivative financial instruments	—	(20)	135	—	115
Unrealized gain on commodity-related derivative financial instruments	—	(48)	(144)	—	(192)
Share of profit from equity accounted investees	127	59	96	—	282
Gross profit	1,185	583	673	1	2,442
Depreciation included in general and administrative	—	—	—	29	29
Other general and administrative	39	13	29	163	244
Other expense	4	—	11	2	17
Gain on Pembina Gas Infrastructure Transaction	—	(1,110)	—	—	(1,110)
Reportable segment results from operating activities	1,142	1,680	633	(193)	3,262
Net finance costs	22	10	32	309	373
Reportable segment earnings (loss) before tax	1,120	1,670	601	(502)	2,889
Capital expenditures	264	114	53	31	462
Contributions to equity accounted investees	—	30	19	—	49
(1)    Pipelines transportation revenue includes $217 million (2022: $175 million) associated with U.S. pipeline revenue.
(2)    Marketing & New Ventures includes revenue of $210 million (2022: $290 million) associated with U.S. midstream sales.
(3)    Includes $47 million of fixed fee income (2022: nil) related to shared service agreements with joint ventures.
(4)    During the nine months ended September 30, 2023 and 2022, no one customer accounted for 10 percent or more of total revenues reported throughout all segments.

Pembina Pipeline Corporation Third Quarter 2023 53

5. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Land and Land Rights	Pipelines	Facilities and Equipment	Cavern Storage and Other(1)	Assets Under Construction	Total
Cost
Balance at December 31, 2022	481	9,495	6,949	2,014	367	19,306
Additions and transfers	—	90	51	62	204	407
Change in decommissioning provision	—	(3)	(10)	(2)	—	(15)
Dispositions and other	—	(8)	(17)	(65)	(4)	(94)
Foreign exchange	—	3	1	—	—	4
Balance at September 30, 2023	481	9,577	6,974	2,009	567	19,608

Depreciation
Balance at December 31, 2022	32	2,087	1,185	484	—	3,788
Depreciation	4	146	133	56	—	339
Dispositions and other	—	(4)	(6)	(25)	—	(35)
Balance at September 30, 2023	36	2,229	1,312	515	—	4,092

Carrying amounts
Balance at December 31, 2022	449	7,408	5,764	1,530	367	15,518
Balance at September 30, 2023	445	7,348	5,662	1,494	567	15,516
(1)    At September 30, 2023, the movement in Cavern Storage and Other includes $25 million net assets transferred to finance lease receivables (2022: nil).

54 Pembina Pipeline Corporation Third Quarter 2023

6. INVESTMENTS IN EQUITY ACCOUNTED INVESTEES

	Ownership Interest (percent)		Share of Profit from Equity Accounted Investees		Investments in Equity Accounted Investees
			9 Months Ended September 30
($ millions)	September 30, 2023	December 31, 2022	2023	2022	September 30, 2023	December 31, 2022
Alliance	50	50	78	125	2,493	2,609
Aux Sable	42.7 - 50	42.7 - 50	(32)	103	224	360
Veresen Midstream(1)	—	—	—	51	—	—
PGI	60	60	180	2	4,001	4,158
Cedar LNG(2)	49.9	49.9	(8)	—	184	167
Other(3)	50 - 75	50 - 75	4	1	94	88
			222	282	6,996	7,382
(1)    Pembina owned a 45 percent interest in Veresen Midstream up to the closing of the PGI Transaction (as defined below) on August 15, 2022. As part of the transaction, Pembina contributed its 45 percent interest in Veresen Midstream to PGI.
(2)    The Investment in equity accounted investees balance as at December 31, 2022 has been restated to include an additional $12 million related to the initial adoption of IFRS 17 Insurance Contracts. Refer to Note 2 for further information.
(3)    Other includes Pembina's interest in Ruby, CKPC, Grand Valley, Fort Corp, and Alberta Carbon Grid. Pembina owned a 50 percent convertible, cumulative preferred interest in Ruby which it sold on January 13, 2023. Refer to "Financing Activities for Equity Accounted Investees" section below for further details on Ruby.
At September 30, 2023, Pembina had U.S. $1.1 billion in investments in equity accounted investees held by entities whose functional currency is the U.S. dollar. The resulting foreign exchange gains and losses are included in other comprehensive income. For the three and nine months ended September 30, 2023, Pembina recognized a gain of $40 million and $4 million (2022: gain of $110 million and $139 million), respectively.
Alberta Carbon Grid
In the third quarter of 2023, Pembina executed governing agreements with its partner TC Energy Corporation whereby the operating structure for Alberta Carbon Grid ("ACG") was established as a new jointly controlled joint venture. ACG is a carbon transportation and sequestration platform that will enable Alberta-based industries to effectively manage greenhouse gas emissions. Pembina contributed $4 million of assets during the third quarter of 2023 in exchange for a 50 percent interest in the ACG joint venture.
PGI Acquisition
On August 15, 2022, Pembina acquired a 60 percent equity interest in PGI, a newly formed joint venture that is jointly controlled by Pembina and KKR (the "PGI Transaction"). Pembina serves as PGI's operator and manager.
The cost of Pembina's 60 percent interest in PGI was allocated to PGI's identifiable net assets based on fair values on the acquisition date. The allocation included adjustments identified before finalization as of June 30, 2023, and resulted from PGI's assessment of acquired revenue contracts and associated deferred tax impacts as follows:

As at August 15, 2022	Previously reported	Adjustments	Final
($ millions)	in Q4 2022
Current assets	641	(6)	635
Non-current assets	6,641	19	6,660
Current liabilities	1,164	(2)	1,162
Non-current liabilities	2,834	16	2,850
Allocated to PGI assets and liabilities	3,284	(1)	3,283
Goodwill	899	1	900
Pembina's cost of investment in PGI	4,183	—	4,183
During the second quarter of 2023, a subsidiary of PGI completed the sale of its 50 percent non-operated interest in the Key Access Pipeline System ("KAPS") which was contributed to PGI as part of the transaction. The majority of proceeds from the sale were used to reduce debt at PGI, with $26 million distributed to Pembina as a return of capital.
Pembina Pipeline Corporation Third Quarter 2023 55

PGI Goodwill Impairment Testing
On August 15, 2022, Pembina acquired a 60 percent interest in PGI and measured the acquired assets and assumed liabilities at fair value and recognized goodwill of $900 million. Similarly, PGI measured the contributed assets and liabilities at fair value and recognized goodwill.
Pembina determines whether there is objective evidence that its equity accounted investments are impaired at each reporting date; if objective evidence is identified, Pembina is required to determine the recoverable amount of its investment in PGI. Separately, for its purposes, PGI is required to estimate the recoverable amount of its goodwill at least annually, or whenever PGI identifies an impairment indicator.
Since Pembina's equity accounted investment in PGI was recently measured at fair value, a decrease in PGI's projected cash flows, a decrease in the long-term growth rate, or an increase in the after-tax discount rate could be objective evidence that Pembina's equity accounted investment in PGI is impaired. We also believe an impairment loss recognized by PGI as a result of its annual goodwill impairment test would provide objective evidence that Pembina's equity accounted investment in PGI is impaired.
There is measurement uncertainty associated with PGI's annual impairment test. Pembina's assessment of whether there is objective evidence the equity accounted investment in PGI is impaired requires significant judgment.
PGI performed its annual goodwill impairment test in the third quarter of 2023 calculating the recoverable amount based on the fair value less cost to sell. No impairment loss was recognized.
The key assumptions used by PGI that impact the recoverable amount were the projected cash flows for the remaining useful life of the assets, the after-tax discount rate and the long-term growth rate. The following table provides sensitivities to reasonably possible changes in each estimate that could result in an impairment of PGI's goodwill.

	Actual	Change required for impairment (percent)
Key assumptions used
Average annual pre-tax cash flow ($ millions)(1)	1,188	(6.10)
After-tax discount rate (percent)	7.6	0.6
Long-term growth rate (percent)	1.4	(0.8)
(1)    Average annual projected pre-tax cash flows represent 100 percent of PGI's projected cash flows.
Financing Activities for Equity Accounted Investees
Ruby
In January 2023, the United States Bankruptcy Court for the District of Delaware approved the Ruby Subsidiary's Chapter 11 plan of reorganization (the "Ruby Subsidiary Plan") and the Ruby Settlement Agreement. The Ruby Subsidiary Plan provided for the sale of the Ruby Subsidiary's reorganized equity to a third-party, which sale was completed on January 13, 2023, and the distribution of the sales proceeds and cash on hand of the Ruby Subsidiary to the creditors of the Ruby Subsidiary, including approximately U.S. $14 million to an affiliate of Pembina in respect of the subordinated notes issued by the Ruby Subsidiary to that Pembina affiliate. Following the completion of the sale of the Ruby Subsidiary's reorganized equity, Pembina ceased to have any ownership interest in the Ruby Pipeline.
Cedar LNG
Under Pembina's insurance contracts issued in support of the Cedar LNG project, Pembina is obligated to reimburse the costs incurred by certain of Cedar LNG's counterparties if, and only if, Cedar LNG fails to satisfy its obligations under its contracts with those counterparties. Pembina has an aggregate maximum exposure under these issued insurance contracts of $90 million, although any payment, if required, would be capped at the amount of costs actually incurred by the counterparty. Refer to Note 2 for further information on Pembina's insurance contracts provided to Cedar LNG.
56 Pembina Pipeline Corporation Third Quarter 2023

7. LONG-TERM DEBT
This note provides information about the contractual terms of Pembina's interest-bearing long-term debt, which is measured at amortized cost.
Carrying Value, Terms and Conditions, and Debt Maturity Schedule

($ millions)	Authorized at September 30, 2023	Nominal Interest Rate	Year of Maturity	September 30, 2023	December 31, 2022
Variable rate debt
Senior unsecured credit facilities(1)(2)(3)	2,889	6.55(4)	Various(1)	854	771
Fixed rate debt
Senior unsecured medium-term notes series 3	450	4.75	2043	450	450
Senior unsecured medium-term notes series 4	600	4.81	2044	600	600
Senior unsecured medium-term notes series 5	550	3.54	2025	550	450
Senior unsecured medium-term notes series 6	600	4.24	2027	600	500
Senior unsecured medium-term notes series 7	600	3.71	2026	600	600
Senior unsecured medium-term notes series 8	650	2.99	2024	650	650
Senior unsecured medium-term notes series 9	550	4.74	2047	550	550
Senior unsecured medium-term notes series 10	650	4.02	2028	650	650
Senior unsecured medium-term notes series 11	800	4.75	2048	800	800
Senior unsecured medium-term notes series 12	650	3.62	2029	650	650
Senior unsecured medium-term notes series 13	700	4.54	2049	700	700
Senior unsecured medium-term notes series 14	—	2.56	2023	—	600
Senior unsecured medium-term notes series 15	600	3.31	2030	600	600
Senior unsecured medium-term notes series 16	400	4.67	2050	400	400
Senior unsecured medium-term notes series 17	500	3.53	2031	500	500
Senior unsecured medium-term notes series 18	500	4.49	2051	500	500
Senior unsecured medium-term notes series 19	300	5.72	2026	300	—
Total fixed rate loans and borrowings outstanding				9,100	9,200
Deferred financing costs				25	34
Total loans and borrowings				9,979	10,005
Less current portion loans and borrowings				(650)	(600)
Total non-current loans and borrowings				9,329	9,405
Subordinated hybrid notes
Subordinated notes, series 1	600	4.80	2081	595	595
(1)    Pembina's unsecured credit facilities include a $1.5 billion revolving facility that matures in June 2028, a $1.0 billion sustainability linked revolving facility that matures in June 2027, a U.S. $250 million non-revolving term loan that matures in May 2025 and a $50 million operating facility that matures in June 2024, which is typically renewed on an annual basis.
(2)    Includes U.S. $250 million variable rate debt outstanding at September 30, 2023 (2022: U.S. $250 million) and fully hedged at 1.47 percent.
(3)    The U.S. dollar denominated non-revolving term loan is designated as a hedge of the Company's net investment in selected foreign operations with a U.S. dollar functional currency.
(4)    The nominal interest rate is the weighted average of all drawn credit facilities based on Pembina's credit rating at September 30, 2023. Borrowings under the credit facilities bear interest at prime, Bankers' Acceptance or SOFR rates, plus applicable margins. The impact of interest rate hedges described in the footnote above are not reflected in this figure.
On May 31, 2023, Pembina completed an extension on its $1.5 billion Revolving Facility, which now matures in June 2028, and an extension on its $1.0 billion SLL Credit Facility, which now matures in June 2027.
On June 1, 2023, Pembina's $600 million senior unsecured medium-term notes, series 14, matured and were fully repaid.
On June 22, 2023, Pembina closed an offering of $500 million aggregate principal amount of senior unsecured medium-term notes. The offering was conducted in three tranches, consisting of the issuance of $300 million principal amount of senior unsecured medium-term notes, series 19, having a fixed coupon of 5.72 percent per annum, payable semi-annually and maturing on June 22, 2026; $100 million principal amount issued through a re-opening of Pembina's senior unsecured medium-term notes, series 5, having a fixed coupon of 3.54 percent per annum, paid semi-annually, and maturing on February 3, 2025; and $100 million principal amount issued through a re-opening of Pembina's senior unsecured medium-term notes, series 6, having a fixed coupon of 4.24 percent per annum, paid semi-annually, and maturing on June 15, 2027.
Pembina Pipeline Corporation Third Quarter 2023 57

8. SHARE CAPITAL
Common Share Capital

($ millions, except as noted)	Number of Common Shares (millions)	Common Share Capital
Balance at December 31, 2022	550	15,793
Share-based payment transactions(1)	—	5
Repurchased	(1)	(34)
Balance at September 30, 2023	549	15,764
(1)    Exercised options are settled by issuing the net number of common shares equivalent to the gain upon exercise.
Share Repurchase Program
On March 7, 2023, the Toronto Stock Exchange ("TSX") accepted the renewal of Pembina's normal course issuer bid (the "NCIB") that allows the Company to repurchase, at its discretion, up to five percent of the Company's outstanding common shares (representing approximately 27.5 million common shares) through the facilities of the TSX, the New York Stock Exchange and/or alternative Canadian trading systems or as otherwise permitted by applicable securities law, subject to certain restrictions on the number of common shares that may be purchased on a single day. Common shares purchased by the Company under the NCIB are cancelled. The NCIB commenced on March 10, 2023 and will terminate on March 9, 2024 or on such earlier date as the Company has purchased the maximum number of common shares permitted pursuant to the NCIB or at such time Pembina determines to no longer make purchases thereunder.
The following table summarizes Pembina's share repurchases under its NCIB:

(millions, except as noted)	9 Months Ended September 30, 2023	12 Months Ended December 31, 2022
Number of common shares repurchased for cancellation (thousands)	1,197	7,154
Average price per share	$41.76	$46.55
Total cost(1)	50	333
(1)    Total cost includes $34 million (December 31, 2022: $204 million) charged to share capital and $16 million (December 31, 2022: $129 million) charged to deficit.
Preferred Share Capital

($ millions, except as noted)	Number of Preferred Shares (millions)	Preferred Share Capital
Balance at December 31, 2022	93	2,208
Part VI.1 tax	—	(7)
Balance at September 30, 2023	93	2,201
On February 14, 2023, holders of an aggregate of 1,028,130 of the 16 million issued and outstanding Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 21 (the "Series 21 Class A Preferred Shares") elected to convert, on a one-for-one basis, their Series 21 Class A Preferred Shares into Cumulative Redeemable Floating Rate Class A Preferred Shares, Series 22 ("Series 22 Class A Preferred Shares"). As a result of the exercise of such conversion rights, Pembina has 14,971,870 Series 21 Class A Preferred Shares and 1,028,130 Series 22 Class A Preferred Shares issued and outstanding. The annual dividend rate applicable to the Series 22 Class A Preferred Shares for the three-month floating rate period: (i) from and including September 1, 2023, to, but excluding, December 1, 2023, is 8.333 percent and (ii) from and including December 1, 2023 to, but excluding March 1, 2024 is 8.421 percent.
On February 15, 2023, none of the Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 25 ("Series 25 Class A Preferred Shares") outstanding were converted into Cumulative Redeemable Floating Rate Class A Preferred Shares, Series 26. The annual dividend rate for the Series 25 Class A Preferred Shares for the five-year period from and including February 15, 2023 to, but excluding, February 15, 2028 is 6.481 percent.
58 Pembina Pipeline Corporation Third Quarter 2023

Dividends
The following dividends were declared by Pembina:

9 Months Ended September 30
($ millions)	2023	2022
Common shares
$1.99 per common share (2022: $1.90)	1,092	1,050
Class A preferred shares
$0.92 per Series 1 Class A Preferred Share (2022: $0.92)	9	9
$0.84 per Series 3 Class A Preferred Share (2022: $0.84)	5	5
$0.85 per Series 5 Class A Preferred Share (2022: $0.85)	9	9
$0.82 per Series 7 Class A Preferred Share (2022: $0.82)	8	8
$0.80 per Series 9 Class A Preferred Share (2022: $0.80)	7	7
$1.16 per Series 15 Class A Preferred Share (2022: $0.84)	10	7
$0.90 per Series 17 Class A Preferred Share (2022: $0.90)	5	5
$0.88 per Series 19 Class A Preferred Share (2022: $0.88)	7	7
$1.09 per Series 21 Class A Preferred Share (2022: $0.91)	17	15
$0.97 per Series 22 Class A Preferred Share (2022: nil)	1	—
nil per Series 23 Class A Preferred Share (2022: $0.98)	—	12
$1.14 per Series 25 Class A Preferred Share (2022: $0.98)	12	10
	90	94
On November 2, 2023, Pembina announced that its Board of Directors had declared a common share cash dividend for the fourth quarter of 2023 of $0.6675 per share to be paid on December 29, 2023, to shareholders of record on December 15, 2023.
Pembina's Board of Directors also declared quarterly dividends for Pembina's Class A preferred shares on October 5, 2023 as outlined in the following table:

Series	Record Date	Payable Date	Per Share Amount	Dividend Amount ($ millions)
Series 1	November 1, 2023	December 1, 2023	$0.306625	3
Series 3	November 1, 2023	December 1, 2023	$0.279875	2
Series 5	November 1, 2023	December 1, 2023	$0.285813	3
Series 7	November 1, 2023	December 1, 2023	$0.273750	2
Series 9	November 1, 2023	December 1, 2023	$0.268875	2
Series 15	December 15, 2023	January 2, 2024	$0.385250	3
Series 17	December 15, 2023	January 2, 2024	$0.301313	2
Series 19	December 15, 2023	January 2, 2024	$0.292750	2
Series 21	November 1, 2023	December 1, 2023	$0.393875	6
Series 22	November 1, 2023	December 1, 2023	$0.519386	1
Series 25	October 31, 2023	November 15, 2023	$0.405063	4

Pembina Pipeline Corporation Third Quarter 2023 59

9. REVENUE
Revenue has been disaggregated into categories to reflect how the nature, timing and uncertainty of revenue and cash flows are affected by economic factors.
a.Revenue Disaggregation

	2023					2022
3 Months Ended September 30	Pipelines	Facilities	Marketing & New Ventures	Corporate	Total	Pipelines	Facilities	Marketing & New Ventures	Corporate	Total
($ millions)
Take-or-pay(1)	499	57	—	—	556	457	147	—	—	604
Fee-for-service(1)	116	24	28	—	168	114	36	—	—	150
Product sales(2)	—	—	1,484	—	1,484	—	—	1,979	—	1,979
Revenue from contracts with customers	615	81	1,512	—	2,208	571	183	1,979	—	2,733
Operational finance lease income	7	1	—	—	8	7	1	—	—	8
Fixed operating lease income	48	7	—	—	55	30	8	—	—	38
Variable lease income	4	—	—	—	4	—	—	—	—	—
Shared service revenue(3) and other	1	3	—	13	17	—	—	—	—	—
Total external revenue	675	92	1,512	13	2,292	608	192	1,979	—	2,779

	2023					2022
9 Months Ended September 30	Pipelines	Facilities	Marketing & New Ventures		Total	Pipelines	Facilities	Marketing & New Ventures		Total
($ millions)				Corporate					Corporate
Take-or-pay(1)	1,328	228	—	—	1,556	1,258	537	—	—	1,795
Fee-for-service(1)	348	81	28	—	457	330	101	—	—	431
Product sales(2)	—	—	4,399	—	4,399	—	—	6,550	—	6,550
Revenue from contracts with customers	1,676	309	4,427	—	6,412	1,588	638	6,550	—	8,776
Operational finance lease income	19	2	—	—	21	20	2	—	—	22
Fixed operating lease income	140	26	—	—	166	88	26	—	—	114
Variable lease income	11	—	—	—	11	—	—	—	—	—
Shared service revenue(3) and other	5	9	—	35	49	—	—	—	—	—
Total external revenue	1,851	346	4,427	35	6,659	1,696	666	6,550	—	8,912
(1)    Revenue recognized over time.
(2)    Revenue recognized at a point in time.
(3)    Fixed fee income related to shared service agreements with joint ventures.
60 Pembina Pipeline Corporation Third Quarter 2023

b.Contract Liabilities
Significant changes in the contract liabilities balances during the period are as follows:

	9 Months Ended September 30, 2023			12 Months Ended December 31, 2022
($ millions)	Take-or-Pay	Other Contract Liabilities	Total Contract Liabilities	Take-or-Pay	Other Contract Liabilities	Total Contract Liabilities
Opening balance	3	191	194	3	288	291
Additions (net in the period)	19	26	45	2	57	59
Disposition	—	—	—	(2)	(90)	(92)
Revenue recognized from contract liabilities(1)	—	(47)	(47)	—	(64)	(64)
Closing balance	22	170	192	3	191	194
Less current portion(2)	(22)	(36)	(58)	(3)	(53)	(56)
Ending balance	—	134	134	—	138	138
(1)    Recognition of revenue related to performance obligations satisfied in the current period that were included in the opening balance of contract liabilities.
(2)    As at September 30, 2023, the balance includes $22 million of cash collected under take-or-pay contracts which will be recognized within one year as the customer chooses to ship, process, or otherwise forego the associated service.
Contract liabilities depict Pembina's obligation to perform services in the future for cash and non-cash consideration which have been received from customers. Contract liabilities include up-front payments or non-cash consideration received from customers for future transportation, processing, terminalling and storage services. Contract liabilities also include consideration received from customers for take-or-pay commitments where the customer has a make-up right to ship or process future volumes under a firm contract. These amounts are non-refundable should the customer not use its make-up rights.
In all instances where goods or services have been transferred to a customer in advance of the receipt of customer consideration, Pembina's right to consideration is unconditional and has therefore been presented as a receivable.
10. NET FINANCE COSTS

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2023	2022	2023	2022
Interest expense on financial liabilities measured at amortized cost:
Loans and borrowings	100	98	296	287
Subordinated hybrid notes	7	7	22	22
Leases	8	8	23	24
Unwinding of discount rate	4	4	12	12
Loss (gain) in fair value of non-commodity-related derivative financial instruments	10	21	(11)	24
Foreign exchange losses and other	1	2	8	4
Net finance costs	130	140	350	373
11. ACCUMULATED OTHER COMPREHENSIVE INCOME

($ millions)	Currency Translation Reserve	Cash Flow Hedge Reserve	Pension and other Post-Retirement Benefit Plan Adjustments(2)	Total
Balance at December 31, 2022	307	31	3	341
Other comprehensive gain before hedging activities	6	—	—	6
Other comprehensive loss resulting from hedging activities(1)	(1)	(6)	—	(7)
Balance at September 30, 2023	312	25	3	340
(1)     Amounts relate to hedges of the Company's net investment in foreign operations (reported in Currency Translation Reserve) and interest rate derivatives designated as cash flow hedges (reported in Cash Flow Hedge Reserve).
(2)     Pension and other Post-Retirement Benefit Plan Adjustments will not be reclassified into earnings.
Pembina Pipeline Corporation Third Quarter 2023 61

12. FINANCIAL INSTRUMENTS & RISK MANAGEMENT
Fair Values
The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position, are shown in the table below. Certain non-derivative financial instruments measured at amortized cost including cash and cash equivalents, trade receivables and other, finance lease receivables, trade payables and other, and other liabilities have been excluded as they have carrying amounts that approximate their fair value due to the nature of the item or the short time to maturity. These instruments would be classified in Level 2 of the fair value hierarchy.

	September 30, 2023				December 31, 2022
	Carrying Value	Fair Value(1)			Carrying Value	Fair Value(1)
($ millions)		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Financial assets carried at fair value
Derivative financial instruments(2)	64	—	31	33	129	—	92	37
Financial liabilities carried at fair value
Derivative financial instruments(2)	72	—	60	12	64	—	57	7
Contingent consideration(3)	37	—	—	37	49	—	12	37
Financial liabilities carried at amortized cost
Long-term debt(4)	10,574	—	9,305	—	10,600	—	9,590	—
(1)    The basis for determining fair value is disclosed in Note 4 to the Consolidated Financial Statements.
(2)    At September 30, 2023 all derivative financial instruments are carried at fair value through earnings, except for $25 million in interest rate derivative financial assets that have been designated as cash flow hedges.
(3)    Included in trade payables and other. Under the terms of the agreements on Pembina's investment in the Cedar LNG Project, Pembina has commitments to make additional payments on a positive final investment decision as well as contributions to fund development costs and annual operating budgets.
(4)    Carrying value of current and non-current balances. Includes loans and borrowings and subordinated hybrid notes.
Level 2
Pembina's Level 2 financial instruments carried at fair value are valued using inputs that include quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Instruments in this category include exchange traded derivatives using Level 2 inputs as a practical expedient and non-exchange traded derivatives such as over-the-counter physical forwards and options, including those that have prices similar to quoted market prices. Pembina obtains market prices for its inputs from information sources including banks, Bloomberg Terminals and Natural Gas Exchange.
Level 3
Pembina has entered into long-term power purchase agreements that resulted in the recognition of embedded derivatives which Pembina has classified in Level 3 of the fair value hierarchy. The embedded derivatives are accounted for at fair value with realized and unrealized gains and losses recognized in earnings. The fair value is measured using a forward pricing model based on the fixed off take price and forward power price differentials at each reporting date. The fair value is determined using the contracted wind price at the reporting date compared to the forecasted Alberta Electric System Operator ("AESO") wind power prices at the reporting date from a third-party information source, adjusted for various factors including inflation and credit spread. The significant unobservable inputs that impact the fair value of the Level 3 derivative instruments are wind discounts and forward power prices. Wind discounts are calculated as the decrease in realized power price for wind generators relative to average power pool prices as a result of wind generation, and are adjusted by management's projections of the wind escalation rate over time. Forward power prices are determined using a long-term price forecast.
Changes in fair value of the derivative net assets classified as Level 3 in the fair value hierarchy were as follows:

($ millions)	2023
Level 3 derivative net asset at January 1	30
Included in loss (gain) on commodity-related derivative financial instruments in earnings	(9)
Level 3 derivative net asset at September 30	21
There were no transfers into or out of Level 3 during the nine months ended September 30, 2023.
62 Pembina Pipeline Corporation Third Quarter 2023

13. RELATED PARTIES
Pembina enters into transactions with related parties in the normal course of business and all transactions are measured at their exchange amount, unless otherwise noted. Pembina contracts capacity from certain of its equity accounted investees, advances funds to support operations, provides letters of credit, including financial guarantees, and provides services, on a fixed fee and cost recovery basis, to certain equity accounted investees. A summary of the significant related party transactions are as follows:
Equity Accounted Investees

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2023	2022	2023	2022
Services provided(1)	108	74	313	158
Services received	5	11	19	18

As at:	September 30, 2023	December 31, 2022
Advances to related parties(2)	—	22
Trade receivables and other	27	42
Trade payables and other(3)	1	150
(1)    Services provided by Pembina include payments made by Pembina on behalf of related parties.
(2)    During the nine months ended September 30, 2023, Pembina settled an advance due from Ruby for U.S. $14 million and Fort Corp. repaid advances of $4 million.
(3)    As at December 31, 2022, trade payables and other included U.S. $102 million related to the Ruby Settlement Agreement with Ruby, which was settled in January 2023.
PGI
Pembina provides management services to PGI for a fixed fee of $52 million per year, which is included in shared service revenue. Pembina also bills PGI for services provided on a cost recovery basis and for payments made by Pembina, on behalf of PGI, to third parties. Services provided to PGI for the three and nine months ended September 30, 2023 totaled $66 million and $194 million, respectively ($32 million between August 15, 2022 and September 30, 2022, following the closing of the PGI Transaction). PGI provides Pembina with extraction services under long-term fee-for-service arrangements, with total services received by Pembina from PGI for the three and nine months ended September 30, 2023 of $2 million and $10 million, respectively ($5 million between August 15, 2022 and September 30, 2022, following the closing of the PGI Transaction). As at September 30, 2023, trade receivables and other includes $26 million due from PGI (December 31, 2022: $41 million).
Ruby
During the first quarter of 2023, Pembina settled an advance due from Ruby for U.S. $14 million as well as a provision payable to Ruby for U.S. $102 million, both of which are related to the Ruby Subsidiary Bankruptcy. See Note 6 for further information.
Aux Sable
Pembina operates and provides oversight for the facilities owned by Aux Sable. As the operating partner, Pembina recovers operating costs, and other costs on a cost recovery basis. Total services provided by Pembina to Aux Sable for the three and nine months ended September 30, 2023 totaled $34 million and $99 million (2022: $26 million and $75 million), respectively.
Alliance
Pembina provides management services to Alliance for a fixed fee of $11 million per year (2022: $11 million), which is included in shared service revenue, and also provides services to Alliance on a cost recovery basis. Total services received by Pembina from Alliance for the three and nine months ended September 30, 2023 totaled $3 million and $9 million (2022: $3 million and $10 million), respectively.
Pembina Pipeline Corporation Third Quarter 2023 63

Cedar LNG
During the third quarter of 2023, Pembina entered into amending agreements with Cedar LNG to fund U.S. $36 million of pre-FID costs. As at September 30, 2023, Pembina has a remaining commitment of U.S. $21 million to Cedar LNG for pre-FID costs. In addition, Pembina bills Cedar LNG for services provided on a cost recovery basis and for payments made by Pembina on behalf of Cedar LNG to third parties. Total services provided to Cedar LNG for the three and nine months ended September 30, 2023 totaled $4 million and $9 million (2022: $1 million and $3 million), respectively.
14. COMMITMENTS AND CONTINGENCIES
Commitments
Pembina was committed for the following amounts under its contracts and arrangements as at September 30, 2023:

Contractual Obligations(1)	Payments Due by Period
($ millions)	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	After 5 Years
Construction commitments(2)	736	517	219	—	—
Other commitments related to lease contracts(3)	463	42	81	76	264
Transportation and processing(4)	123	32	49	25	17
Funding commitments(5)	129	73	41	8	7
Software, cloud computing and other	27	11	13	2	1
Total contractual obligations	1,478	675	403	111	289
(1)Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined, and therefore, an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to nine years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 10 and 189 mbpd of NGL each year up to and including 2032. Power purchase agreements range from one to 24 years and involve the purchase of power from electrical service providers. Pembina has secured up to 78 megawatts per day each year up to and including 2046.
(2)Excludes significant projects that are awaiting regulatory approval, projects which Pembina is not committed to construct, and projects that are executed by equity accounted investees.
(3)Relates to expected variable lease payments excluded from the measurements of the lease liability and payments related to non-lease components in lessee lease contracts.
(4)Take-or-pay payments for minimum volumes to be transported or processed, including $13 million of contract transportation on the Alliance Pipeline.
(5)Pembina has committed to fund the construction of an asset that will connect Pembina's assets into a third-party pipeline, as well as fund the development of an asset.
Commitments to Equity Accounted Investees
Pembina has commitments to provide contributions to certain equity accounted investees based on annual budgets approved by the joint venture partners and contractual agreements.
Contingencies
Pembina, including its subsidiaries and its investments in equity accounted investees, are subject to various legal and regulatory and tax proceedings, actions and audits arising in the normal course of business. We represent our interests vigorously in all proceedings in which we are involved. Legal and administrative proceedings involving possible losses are inherently complex, and we apply significant judgment in estimating probable outcomes. Of significance is a claim filed against Aux Sable by a counterparty to an NGL supply agreement. Aux Sable has filed Statements of Defense responding to the claim. During the third quarter of 2023, a provision has been recognized in relation to the claim impacting Pembina's share of profit from Aux Sable. While the final outcome of such actions and proceedings cannot be predicted with certainty, at this time management believes that the resolutions of such actions and proceedings will not have a significant impact on Pembina's financial position or results of operations.
Letters of Credit
Pembina has provided letters of credit to various third parties in the normal course of conducting business. The letters of credit include financial guarantees to counterparties for product purchases and sales, transportation services, utilities, engineering and construction services. The letters of credit have not had and are not expected to have a material impact on Pembina's financial position, earnings, liquidity or capital resources. As at September 30, 2023, Pembina had $155 million (December 31, 2022: $198 million) in letters of credit issued.
64 Pembina Pipeline Corporation Third Quarter 2023

HEAD OFFICE
Pembina Pipeline Corporation
Suite 4000, 585 - 8th Avenue SW
Calgary, Alberta T2P 1G1
AUDITORS
KPMG LLP
Chartered Professional Accountants
Calgary, Alberta
TRUSTEE, REGISTRAR & TRANSFER AGENT
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Suite 600, 530 - 8th Avenue SW
Calgary, Alberta T2P 3S8
1.800.564.6253
STOCK EXCHANGE
Pembina Pipeline Corporation
Toronto Stock Exchange listing symbols for:
COMMON SHARES PPL
PREFERRED SHARES PPL.PR.A, PPL.PR.C, PPL.PR.E, PPL.PR.G, PPL.PR.I, PPL.PR.O, PPL.PR.Q, PPL.PR.S, PPL.PF.A, PPL.PF.B and PPL.PF.E
New York Stock Exchange listing symbol for:
COMMON SHARES PBA
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EMAIL investor-relations@pembina.com
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